FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2006

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116, JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

NOTICE OF CONVOCATION OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 28, 2006

On June 5, 2006, the registrant issued a Notice of Convocation of the Ordinary General Meeting of Shareholders to be held on June 28, 2006 to its shareholders. Attached is an English translation of such notice. The consolidated financial information of the registrant and that of its subsidiary, NTT DoCoMo, Inc., included in the attached notice were prepared on the basis of accounting principles generally accepted in the United States. The non-consolidated financial information of the registrant and that of each of its subsidiaries were prepared on the basis of accounting principles generally accepted in Japan. The English translation includes additional information relating to differences in corporate governance from practices required of U.S. domestic companies that is not in the Japanese original.

The attached notice contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

Certain projections in the attached notice are based on series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the economy and the telecommunications industry in Japan in general. The projections and estimates regarding the telecommunications industry may be affected by the registrant’s future business operations, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new business, and other changes in circumstances that could cause actual results to differ materially from these forecasts.

No assurance can be given that the registrant’s actual results will not vary significantly from the included projections.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Shigehito Katsuki
Name:	Shigehito Katsuki
Title:	General Manager
Investor Relations Office
Department IV

Date: June 5, 2006

NOTICE OF CONVOCATION OF

THE 21ST ORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD AT

THE NEW TAKANAWA PRINCE HOTEL, TOKYO, JAPAN

ON JUNE 28, 2006, AT 10:00 A.M.

(This is a translation of the original notice

in Japanese mailed on June 5, 2006, to shareholders in Japan.)

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

TOKYO, JAPAN

June 5, 2006

To the Shareholders

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

3-1, Otemachi 2-chome, Chiyoda-ku, Tokyo 100-8116, Japan

Norio Wada

President and Representative Director

NOTICE OF CONVOCATION OF

THE 21ST ORDINARY GENERAL MEETING

OF SHAREHOLDERS

You are hereby notified that the 21st Ordinary General Meeting of Shareholders will be held as stated below. Your attendance is respectfully requested.

In the event of your inability to attend, it is possible to exercise your voting rights with the voting right exercise form or via electronic means, including the Internet, etc. You are requested to study the attached reference documents, indicate your approval or disapproval on the enclosed voting right exercise form and return it to the Company after affixing your seal, or exercise your voting rights at the website, etc. designated by the Company. (The website is readable in Japanese only and not available for ADR Holders.)

Particulars

1. Date and Time:	10:00 a.m. on Wednesday, June 28, 2006

2. Place:	International Convention Center PAMIR
New Takanawa Prince Hotel
13-1, Takanawa 3-chome, Minato-Ku, Tokyo

3. Purpose of the Meeting:

Matters to be reported
1.	Report on the business report, consolidated balance sheet, consolidated statement of income, and audit results of independent auditors and corporate auditors for the 21st fiscal year (from April 1, 2005 to March 31, 2006)

2.	Report on the balance sheet and statement of income for the 21st fiscal year (from April 1, 2005 to March 31, 2006)

Matters to be resolved
First Item	Approval of proposed appropriation of unappropriated retained earnings for the 21st fiscal year ended March 31, 2006

Second Item	Partial amendment of the articles of incorporation

Third Item	Election of 11 Directors

Fourth Item	Election of two Corporate Auditors

Fifth Item	Election of Accounting Auditor

Sixth Item	Award of retirement allowance for retiring Director and Corporate Auditors and one-time discontinuation payment in the wake of the abolition of the retirement allowance system

Seventh Item	Revision of remuneration for Directors and Corporate Auditors
[The principal provisions of Item 2 are noted in the section ‘Reference Documents Concerning the Exercise of Voting Rights’]

END

1.	When attending the meeting in person, you are kindly requested to submit the enclosed voting right exercise form to the receptionist at the place of the meeting.

2.	When exercising your voting rights via the Internet, etc., you are kindly requested to read the postscript information entitled “Exercising your voting rights via the Internet, etc.”.

BUSINESS REPORT

(from April 1, 2005 to March 31, 2006)

[	In the business report we are presenting the conditions of the corporate group (NTT Group) including Nippon Telegraph and Telephone Corporation (NTT).	]

I.	OUTLINE OF BUSINESS

1. BUSINESS PROGRESS AND RESULTS OF THE CORPORATE GROUP

(1) Overall Conditions

During the consolidated fiscal year ended March 31, 2006, the Japanese economy continued on a steady path to recovery, as evidenced by an increase in capital investment in conjunction with higher corporate earnings, expanding improvement in employment despite the persistence of some difficult circumstances, and a moderate increase in personal consumption.

Dramatic changes are taking place in the telecommunications market environment in conjunction with the advance of ubiquitous broadband communications. In the broadband market, which is experiencing continued growth, use of optical access services—the mainstay of the broadband business—continues to expand at an accelerated rate amidst intense competition, with the net increase in the number of optical access subscribers now exceeding the net increase in the number of ADSL service subscribers. In the mobile communications market, growth in the overall number of subscriptions remains sluggish, and competition in both fees and services is fierce, but the number of subscriptions for third-generation mobile communications services is increasing steadily due to expansion of rate plan and discount service options and application enhancements. The market for conventional fixed-line telephone services is shrinking as a result of the continued shift from fixed-line telephone services to IP telephony services. Under these circumstances, rate competition, including competition in basic rates, is becoming increasingly severe.

Amidst these conditions, the NTT Group continued its efforts toward realization of the NTT Group Medium-Term Management Strategy (announced November 2004). Specific business activities undertaken during this fiscal year include expansion of service areas and enhancement of services for high-quality IP telephony using optical access services, and measures to bolster marketing through collaboration with Internet service providers and broadcasters. With respect to third-generation FOMA mobile communications services, NTT introduced new, easy-to-understand rate plans, enhanced its handset and service lineup, and took steps toward the provision of credit card payment services using cell phones as part of its initiative to promote the diversification of cell phone use based on the concept of “Seikatsu Keitai” (lifestyle cell phones), with the goal of securing new sources of income. In addition, NTT moved forward with efforts to improve convenience for customers and NTT Group’s business efficiency through the development of services representing a convergence of fixed-line and mobile communications, the introduction by NTT East Corporation and NTT West Corporation (the NTT East and West regional companies) of a mutual roaming service for public wireless LAN services, and the sharing of base station facilities among Group companies.

In May 2005, the holding company reinforced its managerial structure by creating a Medium-Term Business Strategy Promotion Office, Next-Generation Network Promotion Office, and Business Process Reform Office to carry out medium-term management strategies. In November 2005, NTT released a document entitled “Promoting the NTT Group Medium-Term Business Strategies,” describing the Next-Generation Network Construction Roadmap and the development of ubiquitous broadband services. NTT Group is currently engaged in proactive measures to carry out those strategies.

In addition, the NTT Group is actively engaged in corporate social responsibility (CSR) activities. To clarify managerial structure, we created a CSR Committee and issued a CSR Report.

As a result of these activities, for the fiscal year ended March 31, 2006, the NTT Group’s consolidated operating revenues amounted to 10,741.1 billion yen (a 0.6% decrease from the previous year). Although NTT Data and NTT Communications posted higher revenues, revenues for NTT East and West regional companies and NTT DoCoMo continued to decline. Consolidated income before income taxes and consolidated net income were 1,305.9 billion yen (a decrease of 24.2% from the previous year) and 498.7 billion yen (a decrease of 29.8% from the previous year, but this was largely due to the effect of the 501.8 billion yen gain from NTT DoCoMo’s sale of shares in AT&T Wireless Services, Inc. recorded during the prior fiscal year.

Note:	The consolidated financial statements of NTT are prepared in accordance with U.S. generally accepted accounting principles.

NTT continued its focus on promoting and disseminating the results of fundamental research and development. In its capacity as a holding company, NTT strove to engineer the efficient development of the businesses of the NTT Group through the planning of overall strategy and redistribution of managerial resources in line with changes to the business environment. In practical terms, the holding company exercised its rights as a shareholder and provided the companies within the NTT Group with suitable advice and mediation services where appropriate so that the NTT Group companies, while basically developing their respective businesses independently and autonomously, undertook activities that were in line with the general direction in which the NTT Group was moving. Additionally, NTT provided the results of its fundamental research and development activities to its Group companies, and continued efforts to plan and promote the commercialization of fundamental technologies using the “Comprehensive Commercialization Functions.”

In connection with a public share repurchase by NTT DoCoMo Inc. (scheduled purchase of 1,686,746 shares) the Company sold 1,506,000 shares of NTT DoCoMo Inc., valued at 249.996 billion yen, to NTT DoCoMo Inc.

As a result of these developments, NTT’s operating revenues for the fiscal year ended March 31, 2006 were 339.3 billion yen (an increase of 5.0% from the previous year) and recurring profit was 171.9 billion yen (an increase of 13.3% from the previous year). NTT’s net income amounted to 394.0 billion yen (a decrease of 13.5% from the previous year) as a result of recording an extraordinary gain of 249.3 billion yen on the sale of NTT DoCoMo shares and other factors.

Additionally, in accordance with a resolution passed at NTT’s 20th General Shareholders’ Meeting held on June 28, 2005 authorizing NTT to repurchase up to 1.25 million shares of its own common stock at a cost of up to 600.0 billion yen, NTT repurchased 1,116,743 of its own shares at a cost of 539,386,869,000 yen during the period under review.

(2) Review of Group Operations

[1] Share ownership and exercise of voting rights

NTT exercises its rights as a shareholder using the criterion of whether NTT Group companies are developing their businesses appropriately and independently in line with the general direction in which the NTT Group is moving. The exercise of shareholder rights was manifested by NTT voting for the approval of a number of resolutions at the ordinary general shareholders’ meetings of NTT Group companies that took place in the fiscal year ended March 31, 2006. In connection with those meetings, NTT determined that the business practices, financial status, retained profits and other conditions of the NTT Group member companies during the fiscal year ended March 31, 2005 were appropriately in line with those of the NTT Group as a whole. In accordance with this decision, NTT voted to approve the proposed disposition of unappropriated retained earnings, based on proposals by each of the NTT Group companies, as well as the election of directors and other matters. As a result, NTT received 169.0 billion yen in dividends (an increase of 17.3% from the previous fiscal year).

Notes:

(1)	The business development activities of the principal NTT Group companies during the fiscal year ended March 31, 2005 were as follows:

The two NTT regional companies worked to secure their revenue bases and continue the improvement of management efficiency by expanding and enhancing optical access and other broadband services and taking measures to respond to competition in the fixed-line telephone market.

NTT Communications Corporation implemented various measures to promote and expand IP services in Japan and overseas and to enhance the competitiveness of its fixed-line telephone services.

NTT DATA Corporation promoted the development of new business through joint capital investment and business alliances with client companies and implemented various policies to reinforce the soundness of its fundamental business activities and achieve further growth.

NTT DoCoMo sought to expand and improve its cell phone business including FOMA services by providing handsets with advanced functions and lowering and diversifying fees.

(2)	Major business developments pertaining to each of the main NTT Group companies during the fiscal year under review are described on pages 5-7 of this report.

The public repurchase by NTT DoCoMo, Inc. of 1,797,977 of its own shares, including 1,506,000 shares sold by NTT, resulted in a decrease in the percentage of NTT’s voting rights in NTT DoCoMo, Inc. from 63.0% to 62.2%.

[2] Provision of advice and mediation services to NTT Group companies

To manage the NTT Group effectively, NTT provided NTT Group companies with advice, mediation and other services.

In practical terms, in November of last year NTT released a document entitled “Promoting the NTT Group Medium-Term Business Strategies” to explain its Next-Generation Network Construction Roadmap and the development of ubiquitous broadband services and facilitate the implementation of our medium-term business strategies. We also provided advice and mediation services aimed at broadband service development and promoting international businesses. As remuneration for these services, the Company received 20.2 billion yen in Group management and administration revenue (a year-on-year decrease of 3.1%). With the benefit of such advice, mediation and other services, the principal NTT Group companies engaged in the following business development activities during the year.

Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation

During the fiscal year under review, NTT East and NTT West continued their active efforts to reinforce their revenue structures by taking such measures as expanding broadband services and adopting strategies to enhance competitiveness in the fixed-line telephone market and to improve management efficiency.

In the field of broadband services, NTT East and NTT West actively worked to expand and improve optical access services including vigorously promoting the provision of high-quality “Hikari Denwa” IP telephony services using optical access, and launching a multiple channel service that enables simultaneous communications on two lines and an additional telephone number service that allows subscribers to use up to five different telephone numbers. In addition, NTT East and NTT West implemented a variety of measures to meet the diversifying needs of its customers including expanding the territory for wide-area Ethernet services provided to corporate clients and introducing mobile IP telephony terminals compatible with wireless LANs that can be combined with Hikari Telephone Business Type services.

In the video distribution service business, NTT East and NTT West took measures to promote and expand high added-value programming using the broadband environment and to provide multi-channel broadcasting services.

As the provision by other carriers of direct subscriber telephone services using dry copper lines become more widespread, NTT East and NTT West are working to lower their fees for fixed-line telephone services including by offering discounts on the base fees (line use charges) to customers who pay fees on multiple lines.

NTT East and NTT West continued to pursue cost-cutting measures to improve managerial efficiency. In addition, NTT East carried out a review of operational structures, which included the consolidation of its three outsourcing companies (providing marketing, facility, and administrative services) on a prefectural basis.

Despite these managerial efforts made under difficult business conditions exemplified by the intense competition in the broadband market and a shrinking and highly competitive fixed-line market, operating revenues at NTT East amounted to 2,125.3 billion yen (a decrease of 2.5% from the prior year), and operating revenues at NTT West amounted to 2,029.6 billion yen (a decrease of 3.3% from the previous year).

Other Group member companies

(a) NTT Communications Corporation

During the fiscal year under review, NTT Communications took measures to expand IP services in both domestic and global markets and to reinforce its global business structure.

For corporate customers, NTT Communications made efforts to respond to diversifying customer needs, responding to calls from corporate customers for methods of secure access to internal information systems from mobile terminals by launching the Smart Biz Kit using FOMA, and providing management outsourcing services that offer centralized management of entire systems from networks to routers and servers.

For individual customers, NTT Communications sought ways to improve customer convenience by putting a concerted effort into sales of OCN Hikari with FLET’S, a menu that caters for OCN’s optical access services, and by launching a new OCN IPv6 service essential for intelligent consumer electronics devices.

NTT Communications also created a new Global Business Headquarters and established a trilateral framework of local subsidiaries in Europe, the Americas, and Asia to enhance the competitiveness and increase the profitability of NTT Communications’ global businesses. In addition, in a first for a Japanese telecommunications company, NTT Communications established a local subsidiary in India, a country where global companies are becoming increasingly active, thereby laying the foundations necessary for responding rapidly to local corporate needs.

For fixed-line services, NTT Communications continued marketing the “PL@TINUM LINE” rate discount service for domestic and international calls as well as calls to mobile phones and otherwise worked to enhance its competitiveness.

As a result of these developments, NTT Communications’ operating revenues for the fiscal year ended March 31, 2006, were 1,127.8 billion yen (an increase of 3.5% from the previous year).

(b) Other NTT Group companies

During the fiscal year under review, NTT DATA set its sights on promoting new businesses together with its business customers in the form of business alliances or joint investments and on becoming a top ranking business in terms of customer satisfaction by providing systems and services that can increase customer value.

With these objectives in mind, NTT DATA implemented policies designed to improve its basic organizational fitness and promote further growth.

With regard to improving basic organizational fitness, the company worked to strengthen its marketing capabilities and improve the business process by ensuring that marketing managers steadily implement action plans developed based on the results of customer satisfaction surveys. At the same time steps have been taken to improve competitiveness in system integration by improving and stabilizing processes, accumulating business know-how, and creating system environments that support these initiatives.

Concerning strategies for further growth, the company has taken steps such as expanding its hiring of skilled and experienced personnel in an effort to enhance its marketing and development capabilities in the enterprise systems area. It also developed, in collaboration with its business customers, an inventory management system using RFID tag technologies, and created an infrastructure improvement utilizing open source software that performs all processes from system construction to operation.

As a result of these efforts, NTT DATA’s consolidated operating revenues for the fiscal year under review were 907.2 billion yen (an increase of 6.2% from the previous year).

During the fiscal year under review, NTT DoCoMo unified the fee structures for its FOMA and mova services and introduced new rate plans that are easier for customers to understand. In addition, the company launched a Family Discount Wide plan that features low monthly basic fees and expanded the scope of application of the “Pake-Hodai” flat-rate packet option for i-mode services to improve rate plans and services in line with customer needs. NTT DoCoMo also strengthened its cell phone business by expanding its handset lineup, including the introduction of new handset models, and improving services. Service improvements include the start of the i-channel service for automatic display of the latest news, weather, and other information on cell phone screens while in standby mode and the Push Talk service that allows groups of up to five people to hold conversations simultaneously.

Also, to promote further use of “Osaifu-Keitai” (mobile phones with wallet functions), NTT DoCoMo launched the iD credit brand, began providing new settlement platforms for Osaifu-Keitai phones, and took other measures to secure new revenue opportunities.

In a business climate where competition in fees and services in the mobile telecommunications market is becoming increasingly intense, despite the implementation of the above initiatives, NTT DoCoMo’s consolidated operating revenues were 4,765.9 billion yen for the period under review (a decrease of 1.6% from the previous year).

Note:	The consolidated financial statements of NTT DoCoMo, Inc. are prepared in accordance with U.S. generally accepted accounting principles.

(3) Fundamental research and development activities

With its focus on developing secure, safe and convenient broadband and ubiquitous services, NTT promoted fundamental research and development primarily into building new-generation network architecture while also working to further develop future-focused basic technologies.

In its communication networks research and development, with the aim of achieving even greater capacity communications, NTT succeeded in the world’s first 10 terabit/second transmission, far surpassing conventional optical transmission rates. Further, NTT is focusing research and development efforts on multiplexing and node configurations, which will serve as fundamental technology for the next-generation network. As part of its efforts to expand use of optical access services, NTT developed an optical fiber cord that can be bent, folded and tied without impending transmission and is easy to connect, along with other technology to facilitate the installation of optical fiber in the home. NTT developed a high-quality interactive video communication service that links fixed-line and mobile communications.

As part of NTT’s efforts to provide customers with greater convenience as use of broadband expands, NTT developed technology for video conferences and other applications that automatically adjusts the audio output of speakers to the same volume level, regardless of how loud a speaker’s voice actually is. NTT also developed an easy-to-operate search engine enabling fast and efficient searches of articles a user might be interested in from among the vast number of blogs and news sites on the Internet, and tested this engine on the “goo” portal site with a view towards commercialization. In addition, NTT’s encryption algorithm “Camellia,” which is a result of efforts to achieve a society where information can circulate safely, has been approved as a standard encryption algorithm for the Internet—a first for a domestic encryption algorithm.

To sustain business development, NTT is pursuing the development of fundamental technologies attuned to the Group’s long-term business strategy, and is steadily promoting research into quantum computer technology that dramatically boosts performance compared with conventional computers and into quantum encryption that hopefully will serve as the next generation encryption technology.

Efforts directed towards overcoming social problems through application of information technology include the development of a system that can be easily operated at the time of an earthquake, tsunami or other disaster to confirm the safety of victims and their condition, as well as experiments directed toward the development of remote medical treatment that would allow a patient to be examined and treated remotely, thus addressing some of the nursing care and medical issues facing Japan and its rapidly aging society.

Through the close collaboration of NTT Group companies, and use of the “Comprehensive Commercialization Functions,” NTT has steadily linked the results of R&D with its commercial businesses. NTT worked to achieve the commercialization of a storage-centric network known as “Stragex” designed to prevent information leaks and data loss from theft of computers or malfunctions; of technology that uses optical fibers to sense geological changes and building displacement caused by earthquakes; and also on the commercialization of technology that can recognize three-dimensional structures photographed using camera phones.

As a result, the total expenditure on research and development for the year amounted to 135.2 billion yen (a decrease of 8.0% from the previous year). As remuneration for these research and development activities, NTT received fundamental research and development revenues of 126.8 billion yen (a decrease of 8.9% from the previous year).

(4) External financing and capital investment of the corporate group

[1] External financing

The NTT Group raised long-term funding for capital investment, etc., in the amount of 412.6 billion yen. Further, NTT issued the following corporate bonds and notes and effected long-term borrowings to raise capital for capital investments by the two regional companies as well as NTT Communications Corporation.

Long-Term Debts
	Amount	Details

Bonds and notes	194.1 billion yen	NTT bonds: 150.0 billion yen Swiss franc bonds: 0.5 billion Swiss francs (Domestic currency: 44.1 billion yen)

Long-term borrowings from banks	173.7 billion yen

Total	367.8 billion yen

[2] Capital investment

The NTT Group invested a total of 2,191.9 billion yen (an increase of 6.5% from the prior year) in response to demand for services.

NTT invested a further 25.5 billion yen (an increase of 12.7% from the prior year) in research facilities required for key fundamental research and development.

2. ISSUES FACING THE COMPANY

While it is important to remain wary of trends in crude oil prices and other trends in international commodity and financial markets, the recovery in the corporate sector has spread to the household sector, and Japan’s economic recovery, supported by domestic demand, is expected to continue.

In the telecommunications market, as ubiquitous broadband communications continue to spread and the development of IP networks accelerates the integration of services, a richer communications environment for both individuals and society is emerging. To address the partnership and integration of fixed-line and mobile communications, and of communications and broadcasting, domestic and international information and telecommunication businesses are promoting and implementing further business restructuring, including mergers and acquisitions and other business consolidations. Combined with the emergence of new business models, this restructuring activity is expected to further intensify competition.

In such an environment, the NTT Group will continue to establish an efficient and flexible next-generation network while ensuring the conditions for fair competition under the current legal framework in accordance with NTT Group’s Medium-Term Management Strategy announced last year. The next-generation network will combine the features of the existing fixed-line and mobile communications and will enable the provision of safe, secure and convenient services. We will construct this next-generation network to be an open network providing reliable connectivity with the IP networks of other firms, including Internet service providers. Prior to full-scale introduction of the next-generation network and starting in December 2006, NTT will commence field trials to make technical confirmation of quality control features and security features and to ascertain customer demands. Further, by deploying relay nodes and optical wavelength transmitters in the IP networks of NTT East and NTT West, we will begin construction of the relay networks within the next-generation network. In addition, starting the second half of the coming fiscal year, NTT will commence construction of edge nodes and introduce service control functions, as we work towards the provision of services using the next-generation network in a commercial setting.

NTT will continue its efforts toward expansion of optical access services and the partnership and integration between fixed-line and mobile communications, and between communication and broadcasting. By efficiently utilizing NTT Group management resources to further enhance upper level services, such as Internet connection and portal services as well as services directed towards corporations, NTT will strive for further development of ubiquitous broadband services. Through such efforts NTT will aim to spread its services using the next-generation network, with the goal of 30 million optical access service users by FY2010.

Specific business developments directed toward the full-scale dissemination of optical access services include enhanced sales and marketing in collaboration with other companies, enhanced sales of services in package with NTT’s high-quality IP telephony service, “Hikari Denwa,” provision of new plans for optical access services that are in line with customer needs, and an improved and expanded lineup of services for corporate customers. Accordingly, NTT Group will continue to make an all-out effort in sales and marketing. With respect to FOMA services, NTT Group will promote increased use of new services such as Push Talk and i-channel, and will strive for greater overall competitiveness through the provision of new attractive products and services, improvement of network quality, and enrichment of after-service. NTT will also continue efforts toward securing new sources of revenue, by actively developing “iD” and other new services using the “Osaifu Keitai.”

At the same time, with a view to enhancing marketing strength for optical access and other services, the NTT Group will strive to improve customer service through the establishment of business management systems offering swift response to orders from customers and a robust support organization, as we continue efforts towards enhanced managerial efficiency, including cost reduction. NTT will continue to apply the managerial resources of the NTT Group in a proactive and flexible manner and will take advantage of the benefits of NTT’s holding company structure to promote unified research and development of fundamental technologies. NTT will also provide NTT Group companies with advice, mediation and other assistance, including assistance with their efforts to obtain cost-effective financing.

On the research and development front, NTT Group will continue to focus its efforts on the creation of basic technologies required to support the development of secure, dependable and convenient broadband and ubiquitous services, and will utilize the “Comprehensive Commercialization Functions” to promote the commercialization of the products of research and development in collaboration with NTT Group companies. NTT will also continue to promote the dissemination of achievements in basic research and development, and to contribute to the standardization of technologies, including the development of industry standards, and will actively move forward with research and development activities carried out in collaboration with other research institutions.

Through the activities described above, the NTT Group will continue to work to improve the NTT Group’s corporate value.

NTT looks forward to the continued understanding and support of all its shareholders in these undertakings.

[Glossary of Terms]

Explanations of specialist terminology contained in the text are given below.

•	ADSL (Asymmetric Digital Subscriber Line)

A high-speed Internet connection service (particularly downstream) that uses existing copper-wire circuits.

•	Algorithm

A processing method for achieving a specific function using a computer.

•	Application

The basic function of a software designed for a specific purpose, such as e-mail, web page, browsing and games.

•	Blog

Internet sites written in journal format, expressing opinions, etc., on specific topics, news, etc.

•	Broadband

High-speed, high-capacity communications.

•	CSR

Corporate social responsibility.

•	Dry Copper

Existing phone lines not utilized by the two regional companies. Other companies lease these lines and use their own switches and other equipment connected to customer telephones to provide a fixed telephone service.

•	Ethernet

One of the LAN standards. A widely used network system that has become a standard.

•	IP (Internet Protocol)

A defined communications method used over the Internet. IPv6 is an improved IP based on the current IPv4, which is now used on the Internet. The improvements include additional security functions and greater address management capabilities.

•	Network Architecture

Conditions required by a network configuration for achieving functions to be offered by a communication network.

•	Node

An individual computer or other communication device that is a component on a communications network.

•	Open Source Software

Software that has entered the public domain and is available free of charge via the Internet for anyone to modify and distribute.

•	Optical access services

Internet connection services that provide high connectivity both upstream and downstream using optical fibers.

•	Outsourcing

Entrusting of entire aspects of company operations to an external contractor.

•	Platform

A common infrastructure for tying together a multiple number of networks and terminals to facilitate provision of a variety of applications, including authentication, fee-charging, brokerage, and credit extensions.

•	Portal Services

Services to provide the first internet entry site encountered on accessing an information network.

•	Roaming

Enabling a customer outside the service area of his or her carrier to use a similar service of a different, affiliated carrier.

•	Router

A device for relaying data present on one network to other networks.

•	SI (System Integration)

The integration of devices such as computers and internal switchboards, to provide services such as the construction, operation and maintenance of information systems needed by customers in a single package.

•	Terabit

Transmission speed unit. One terabit is one trillion bits. 10 terabits/second is a transmission speed of 10 trillion bits per second.

•	Ubiquitous

The ability to make a connection over an information network such as Internet at any time and from any location.

•	Upper layer services

Services provided on a network using IP (Internet Protocol), such as Internet connection, video distribution, etc.

3. BUSINESS RESULTS AND FINANCIAL POSITION

(1) Changes in business results and financial position of the corporate group

	18th fiscal year, ended March 31, 2003	19th fiscal year, ended March 31, 2004	20th fiscal year, ended March 31, 2005	21st fiscal year, ended March 31, 2006 (current term)

Operating revenues (billions of yen)	10,923.1	11,095.5	10,805.9	10,741.1
Income before income taxes (billions of yen)	1,405.0	1,527.3	1,723.3	1,305.9
Net income (billions of yen)	233.4	643.9	710.2	498.7
Net income per share (yen)	14,549.03	40,607.65	45,891.26	34,836.42
Total assets (billions of yen)	19,783.6	19,434.9	19,098.6	18,886.2
Net assets (billions of yen)	5,637.6	6,398.0	6,768.6	6,779.5
Net assets per share (yen)	353,843.88	406,447.52	453,059.74	490,493.28

Notes: 1.	The consolidated financial statements of NTT are prepared in accordance with U.S. generally accepted accounting principles.

2. Net income per share is calculated based on the average number of shares outstanding during the fiscal year. Net assets per share is calculated based on the number of shares outstanding at the end of the fiscal year.

•	In the 18th fiscal year, with revenues declining due to intensified competition for the East and West regional companies and NTT Communications in the fixed-line telephone business and the effects of the shrinking market, and the slow growth of NTT DoCoMo’s revenue, operating revenues were 10,923.1 billion yen. Due to the cost reduction effect of structural reforms, net income before taxes amounted to 1,405.0 billion yen. Net income, mainly due to impairment loss for investment in overseas companies, amounted to 233.4 billion yen.

•	In the 19th fiscal year, revenues for the East and West regional companies and NTT Communications continued to decline due to the shrinking fixed-line telephone market, while income of NTT DoCoMo’s revenues, mainly in its i-mode service, remained firm. As a result, operating revenues amounted to 11,095.5 billion yen, net income before taxes to 1,527.3 billion yen and net income to 643.9 billion yen.

•	In the 20th fiscal year, with revenues for the East and West regional companies and NTT Communications continuing to decline due to the shrinking fixed-line telephone market, and revenues for NTT DoCoMo declining due to decreases in call charges and the introduction of flat-rate packet transmission fees for i-mode, operating revenues were 10,805.9 billion yen. Due to factors such as NTT DoCoMo’s sale of shares in AT&T Wireless Services, Inc., net income before taxes amounted to 1,723.3 billion yen and net income was 710.2 billion yen.

•	For a review of NTT’s performance during the 21st fiscal year, please see “1. Business Conditions and Results of the Corporate Group.”

(2) Changes in business results and financial position of the Company

	18th fiscal year, ended March 31, 2003	19th fiscal year, ended March 31, 2004	20th fiscal year, ended March 31, 2005	21st fiscal year, ended March 31, 2006 (current term)

Operating revenues (billions of yen)	222.0	258.1	323.2	339.3
Recurring profit (billions of yen)	15.4	78.6	151.7	171.9
Net income (billions of yen)	81.1	240.3	455.6	394.0
Net income per share (yen)	5,056.23	15,150.87	29,439.71	27,520.99
Total assets (billions of yen)	9,059.1	8,616.7	8,401.4	8,188.8
Net assets (billions of yen)	5,101.6	5,167.8	5,170.2	4,946.4
Net assets per share (yen)	320,204.07	328,297.58	346,069.68	357,869.26

Note:	Net income per share is calculated based on the average number of shares outstanding during the fiscal year. Net assets per share is calculated based on the number of shares outstanding at the end of the fiscal year.

•	In the 18th fiscal year, as a result of advice and mediation services aimed at realizing effective NTT Group management through advances in fundamental research and development and the dissemination of its results, the exercise of shareholder voting rights in each NTT Group company, and the formulation of the “NTT Group Three-Year Business Plan” (the fiscal years ended March 31, 2003-2005) and the “Vision for a New Optical Generation”, operating revenues for the year totaled 222.0 billion yen, while recurring profit was 15.4 billion yen and net income amounted to 81.1 billion yen.

•	In the 19th fiscal year, as a result of advice and mediation services aimed at realizing effective NTT Group management through advances in fundamental research and development and the dissemination of its results, the exercise of shareholder voting rights in each NTT Group company, and the formulation of the “NTT Group Three-Year Business Plan” (the fiscal years ended March 31, 2004-2006) and the “Vision for a New Optical Generation”, operating revenues for the year totaled 258.1 billion yen, while recurring profit was 78.6 billion yen and net income amounted to 240.3 billion yen.

•	In the 20th fiscal year, as a result of advice and mediation services aimed at realizing effective NTT Group management through advances in fundamental research and development and the dissemination of its results, the exercise of shareholder voting rights in each NTT Group company, and the formulation of the “NTT Group Medium-term Management Strategy”, operating revenues for the year totaled 323.2 billion yen, while recurring profit was 151.7 billion yen and net income amounted to 455.6 billion yen.

•	For a review of NTT’s performance during the 21st fiscal year, please see “1. Business Conditions and Results of the Corporate Group.”

II.	GENERAL CONDITIONS OF THE CORPORATE GROUP AND THE COMPANY (as of March 31, 2006)

1. MAIN BUSINESSES OF THE CORPORATE GROUP

The main businesses of the NTT Group are as follows:

Company	Main businesses
Nippon Telegraph and Telephone Corporation (NTT)	Ownership of shares, exercise of rights as shareholder of Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation, NTT Communications Corporation and other Group companies, mediation, advice and other support to Group companies, research into fundamental telecommunications technologies, and new business development.

Nippon Telegraph and Telephone East Corporation	Regional telecommunications operations in the eastern part of Japan.

Nippon Telegraph and Telephone West Corporation	Regional telecommunications operations in the western part of Japan.

NTT Communications Corporation	Inter-prefectural and international telecommunications operations and multi-media network services.

NTT Data Corporation	Data communications systems service business and network system service business.

NTT DoCoMo, Inc.	Mobile phone business and PHS business.

Note:	Acceptance of new subscriptions for PHS services was terminated as of April 30, 2005, and the service is expected to be terminated in the 3rd quarter of the fiscal year ended March 31, 2008.

2. PRINCIPAL CENTERS OF THE CORPORATE GROUP

Nippon Telegraph and Telephone Corporation (NTT)

Head office: 3-1, Otemachi 2-chome, Chiyoda-ku, Tokyo

R&D facilities: Laboratory Groups

[	Cyber Communications Laboratory Group (Kanagawa) Information Sharing Laboratory Group (Tokyo) Science & Core Technology Laboratory Group (Kanagawa) Laboratories: 12	]

Nippon Telegraph and Telephone East Corporation

19-2, Nishi-shinjuku 3-chome, Shinjuku-ku, Tokyo

Nippon Telegraph and Telephone West Corporation

3-15, Banba-cho, Chuo-ku, Osaka

NTT Communications Corporation

1-6, Uchisaiwaicho 1-chome, Chiyoda-ku, Tokyo

NTT Data Corporation

3-3, Toyosu 3-chome, Koto-ku, Tokyo

NTT DoCoMo, Inc.

11-1, Nagatacho 2-chome, Chiyoda-ku, Tokyo

3. EMPLOYEES

(1) Number of employees in the NTT Group: 199,113

(2) Number of employees in principal subsidiaries

Nippon Telegraph and Telephone East Corporation	No. of employees:	8,134
Nippon Telegraph and Telephone West Corporation	No. of employees:	12,232
NTT Communications Corporation	No. of employees:	7,649
NTT Data Corporation (Consolidated)	No. of employees:	21,308
NTT DoCoMo, Inc. (Consolidated)	No. of employees:	21,646

(3) Number of employees in the Company

Number of employees (change from end of previous fiscal year)	Average age	Average working years
2,728 (a decrease of 64 over the previous year)	38.6	14.6

4. SHARES AND SHAREHOLDERS

(1) Total number of shares authorized to be issued by the Company: 61,929,209 shares

(2) Total number of shares issued: 15,741,209 shares

(3) Acquisition, appropriation and ownership of treasury stock

1. Acquired stock
Ordinary shares: 1,117,905.41 Total acquisition price: 539,980 million yen

2. Ownership at fiscal year-end
Ordinary shares: 1,919,356.08

(4) Number of shareholders (including holders of odd-lot shares): 1,656,597

(5) Principal shareholders:

			Investment by NTT in principal shareholder
Name	Number of shares held	Voting right ratio (%)	Number of shares held	Ratio of total shares issued
The Minister of Finance	5,308,299.26	38.53	0	0

Japan Trustee Services Bank, Ltd. (Trust Account)	638,533.00	4.63	0	0

The Master Trust Bank of Japan, Ltd. (Trust Account)	495,119.00	3.59	0	0

Moxley and Company	445,397.00	3.23	0	0

The Chase Manhattan Bank, N.A. London	158,475.00	1.15	0	0

State Street Bank and Trust Company 505103	149,054.00	1.08	0	0

NTT Employee Share-Holding Association	138,283.22	1.00	0	0

Japan Trustee Services Bank, Ltd. (Trust Account 4)	112,574.00	0.82	0	0

The Sumitomo Trust & Banking Co., Ltd. (Trust Account B)	101,209.00	0.73	0	0

Mellon Bank Treaty Clients Omnibus	99,847.00	0.72	0	0

Note:	NTT’s holdings of 1,919,356.08 of its own shares are not included in the above figures.

5. SUBSIDIARIES

(1) Principal Subsidiaries

Company	Capitalization (millions of yen)	NTT’s voting right ratio (%)	Main line of business
Nippon Telegraph and Telephone East Corporation	335,000	100.0	As described under “1. Main businesses of the corporate group”.
Nippon Telegraph and Telephone West Corporation	312,000	100.0
NTT Communications Corporation	211,650	100.0
NTT Data Corporation	142,520	54.2
NTT DoCoMo, Inc.	949,679	62.2

(2) Other Subsidiaries

Company	Capitalization	NTT’s voting right ratio (%)	Main line(s) of business
Verio Inc.	US$7,238.82 million	0 (100.0)	Provision of Internet solution services in North America
NTT Urban Development Co.	JPY48,760 million	67.3	Real estate leasing and sale
NTT America, Inc.	US$309.30 million	0 (100.0)	Provision of Arcstar services in North America
NTT DoCoMo Kansai, Inc.	JPY24,458 million	0 (100.0)	Cellular telecommunications services, PHS services
NTT DoCoMo Tokai, Inc.	JPY20,340 million	0 (100.0)	Cellular telecommunications services, PHS services
NTT Comware Corporation	JPY20,000 million	100.0	Development, production, operation and maintenance of information communications systems and software
NTT Europe Ltd.	GBP 92.62 million	0 (100.0)	Provision of Arcstar services in Europe
NTT Resonant Inc.	JPY20,000 million	100.0	Development of video communications services, development of broadband portal services
NTT DoCoMo Kyushu, Inc.	JPY15,834 million	0 (100.0)	Cellular telecommunications services, PHS services
NTT DoCoMo Hokkaido, Inc.	JPY15,630 million	0 (100.0)	Cellular telecommunications services, PHS services
NTT DoCoMo Tohoku, Inc.	JPY14,981 million	0 (100.0)	Cellular telecommunications services, PHS services
NTT DoCoMo Chugoku, Inc.	JPY14,732 million	0 (100.0)	Cellular telecommunications services, PHS services
NTT AUSTRALIA PTY. LTD.	AU$218.73 million	0 (100.0)	Provision of Arcstar services in Australia
NTT Facilities, Inc.	JPY12,400 million	100.0	Design, management and maintenance of buildings, equipment and electric power facilities

Notes:	1. NTT USA, Inc., listed as a subsidiary last fiscal year, dissolved this fiscal year and is therefore no longer listed.

2. The figures in parentheses represent the voting right percentage of NTT through its subsidiaries.

(3) Business Results of Principal Consolidated Subsidiaries

Company	Net sales (millions of yen)	Net income (millions of yen)
Nippon Telegraph and Telephone East Corporation	2,125,333	51,253
Nippon Telegraph and Telephone West Corporation	2,029,626	32,697
NTT Communications Corporation	1,127,893	31,455
NTT Data Corporation (consolidated)	907,281	28,190
NTT DoCoMo, Inc. (consolidated)	4,765,872	610,481

Consolidated sales and net consolidated income for the current year	10,741,136	498,685

Notes:	1. Including the major subsidiaries listed above, there are 425 subsidiaries covered in the consolidated financial statements and 100 equity-method affiliates.

2. The consolidated financial statements of NTT and NTT DoCoMo, Inc. are prepared in accordance with U.S. generally accepted accounting principles.

6. PRINCIPAL LENDERS

Name of lender	Borrowings outstanding (millions of yen)	Number of shares of NTT owned by the lenders and voting right ratio
		Shares	%
Development Bank of Japan	240,840	0	0
Nippon Life Insurance Company	112,500	95,952.68	0.70
The Dai-ichi Mutual Life Insurance Company	110,000	48,451.00	0.35
NTT LEASING CO., LTD.	100,000	0	0
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	89,680	16,116.20	0.12
Mizuho Corporate Bank, Ltd.	86,563	23,538.00	0.17
Sumitomo Life Insurance Company	85,000	4,600.00	0.03
Meiji Yasuda Life Insurance Company	83,000	9,123.00	0.07
Sumitomo Mitsui Banking Corporation	54,448	15,096.00	0.11
Asahi Mutual Life Insurance Company	40,000	6,376.00	0.05

7. DIRECTORS AND CORPORATE AUDITORS

Position	Name	Area(s) of responsibility or principal occupation

President and Representative Director	Norio Wada

Senior Executive Vice Presidents and Representative Directors	Satoshi Miura	Director, Corporate Management Strategy Division In charge of business strategy

	Ryuji Yamada	In charge of technical strategy and promotion of Resonant Communication

Senior Vice Presidents	Yuji Inoue	Director, Department III In charge of intellectual property

	Shin Hashimoto	Director, Department II

	Hiroo Unoura	Director, Department V

	Ken Yagi	Director, Department IV

	Akira Arima	In charge of Corporate Management Strategy

	Kiyoshi Kousaka	Director, Department I

Chief Executive Counselor, Member of the Board	Haruki Matsuno

Directors	Takashi Imai	Chairman Emeritus and Executive Counselor of Nippon Steel Corporation

	Yotaro Kobayashi	Chairman of the Board and Director, Fuji Xerox Co., Ltd.

Full-time Corporate Auditors	Masamichi Tanabe

Johji Fukada

Corporate Auditors	Masao Iseki

Yoshio Miwa

	Yasuchika Negoro	Lawyer

Notes:	1.	Chief Executive Counselor Haruki Matsuno resigned on March 31, 2006.

	2.	Of the Senior Vice Presidents, Messrs. Takashi Imai and Yotaro Kobayashi are outside Directors assigned in accordance with former Item 7-2, Paragraph 2 of Article 188 of the Commercial Code.

	3.	Of the Corporate Auditors, Messrs. Johji Fukada and Yasuchika Negoro are outside Corporate Auditors assigned in accordance with former Paragraph 1 of Article 18 of the Law of Special Exceptions to the Commercial Code Regarding Corporate Auditing.

Directors and Corporate Auditor who retired during the fiscal year are as follows:

Position	Name	Date of retirement
Senior Executive Vice President	Toyohiko Takabe	June 28, 2005
Senior Vice President	Masaki Mitsumura	June 28, 2005
Full-time Corporate Auditor	Takao Nakajima	June 28, 2005

8. AMOUNTS PAYABLE TO ACCOUNTING AUDITORS

The amounts payable by NTT and its subsidiaries to accounting auditors are as follows:

Amount payable
1.	Total remuneration to accounting auditors of NTT and its subsidiaries	1,346 million yen

2.	In 1 above, the total amount payable as remuneration for audit certification pursuant to the Certified Public Accountants Law, Article 2, Paragraph 1.	1,346 million yen

3.	In 2 above, the amount NTT is liable to pay accounting auditors in remuneration.	134 million yen

Note:	The auditing agreement between the Company and its accounting auditors does not segregate the amount of remuneration to auditors pursuant to the former Law for Special Exceptions to the Commercial Code and the amount of remuneration for auditing pursuant to the Securities Exchange Law. As these amounts cannot, as a practical matter, be calculated separately, the amount recorded in section 3 of the above table is the total for both categories of service.

III.	SUBSEQUENT EVENTS

At the meeting of the Board of Directors held on March 30, 2006, it was resolved that, during the period from April through June 2006, NTT would issue a total a mount of not more than 60 billion yen in bonds, including NTT bonds, foreign currency denominated bonds and other bonds.

Note:	Figures in this business report that are compiled in accordance with Japanese generally accepted accounting principles are rounded down to the nearest unit. Figures compiled in accordance with U.S. generally accepted accounting principles are rounded to the nearest unit.

CONSOLIDATED BALANCE SHEET

(at March 31, 2006)

(millions of yen)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	1,410,837
Short-term investments	55,957
Notes and accounts receivable, trade	1,792,948
Allowance for doubtful accounts	(32,011)
Inventories	391,603
Prepaid expenses and other current assets	351,523
Deferred income taxes	283,431

TOTAL CURRENT ASSETS	4,254,288

PROPERTY, PLANT AND EQUIPMENT
Telecommunications equipment	14,333,400
Telecommunications service lines	13,137,613
Buildings and structures	5,688,344
Machinery, vessels and tools	1,889,322
Land	864,518
Construction in progress	290,361
Accumulated depreciation	(25,767,653)

TOTAL PROPERTY, PLANT AND EQUIPMENT	10,435,905

INVESTMENTS AND OTHER ASSETS
Investments in affiliated companies	280,533
Marketable securities and other investments	601,701
Goodwill, net	346,919
Other intangibles, net	1,323,695
Other assets	695,010
Deferred income taxes	948,144

TOTAL INVESTMENTS AND OTHER ASSETS	4,196,002

TOTAL ASSETS	18,886,195

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term borrowings	480,406
Current portion of long-term debt	794,438
Accounts payable, trade	1,524,746
Accrued payroll	486,234
Accrued interest	17,395
Accrued taxes on income	215,459
Accrued consumption tax	26,656
Advances received	62,486
Other	364,809

TOTAL CURRENT LIABILITIES	3,972,629

LONG-TERM LIABILITIES
Long-term debt	3,916,087
Obligations under capital leases	127,780
Liability for employees’ severance payments	1,684,741
Other	552,281

TOTAL LONG-TERM LIABILITIES	6,280,889

Minority interest in consolidated subsidiaries	1,853,151

SHAREHOLDERS’ EQUITY
Common stock	937,950
Additional paid-in capital	2,843,108
Retained earnings	3,747,265
Accumulated other comprehensive income	158,291
Treasury stock	(907,088)

TOTAL SHAREHOLDERS’ EQUITY	6,779,526

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	18,886,195

Notes: 1.	In the figures above, amounts are rounded off to nearest million yen.

2.	Significant accounting policies and notes are stated on pages 26 to 27 of this report.

CONSOLIDATED STATEMENT OF INCOME

(from April 1, 2005 to March 31, 2006)

(millions of yen)
Operating revenues:
Fixed voice related services	3,382,720
Mobile voice related services	3,125,780
IP/Packet communications services	1,953,251
Sales of telecommunications equipment	592,220
System integration	976,582
Other	710,583
Total operating revenues	10,741,136
Operating expenses:
Cost of services (exclusive of items shown separately below)	2,297,264
Cost of equipment sold (exclusive of items shown separately below)	1,236,482
Cost of system integration (exclusive of items shown separately below)	629,690
Depreciation and amortization	2,110,920
Impairment loss	6,136
Selling, general and administrative expenses	3,269,944
Total operating expenses	9,550,436
Operating income	1,190,700

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(75,782)
Interest income	28,842
Gains on sales of subsidiary stock	708
Gains on sales of investments in affiliated company	61,962
Gains on sales of marketable securities and other investments	47,770
Other, net	51,663
Total other income and expenses	115,163

Income (loss) before income taxes	1,305,863
Income tax expense (benefit)	542,207
Current	333,778
Deferred	208,429
Income (loss) before minority interest and equity in earnings (losses) of affiliated companies	763,656
Minority interest in consolidated subsidiaries	246,396
Equity in earnings (losses) of affiliated companies	(18,575)
Net income (loss)	498,685

Notes:	1. In the figures above, amounts are rounded off to nearest million yen.

2. Significant accounting policies and notes are stated on pages 26 to 27 of this report.

BASIC REQUIREMENTS FOR PREPARING CONSOLIDATED FINANCIAL STATEMENTS

SIGNIFICANT ACCOUNTING POLICIES

1.	Standards for preparation of consolidated financial statements

Pursuant to the provisions of former Paragraph 1, Article 179 of the Commercial Code Enactment Regulations, the consolidated financial statements of NTT are prepared in accordance with U.S. generally accepted accounting principles. However, in accordance with said paragraph, certain statements and notes required by U.S. generally accepted accounting principles are omitted.

2.	Marketable securities

Statement of Financial Accounting Standards (hereafter “SFAS”) No. 115 “Accounting for Certain Investments in Debt and Equity Securities” is applied.

[1]	Securities held to maturity

Amortized cost method

[2]	Available-for-sale securities

The securities whose fair values are not readily determinable are stated at cost, which is determined by the moving average method.

3.	Inventories

Inventories consist of telecommunication equipment to be sold, projects in progress and materials and supplies. Telecommunication equipment to be sold and materials are stated at cost, not in excess of market value with cost being determined on a first-in first-out basis. Projects in progress, which mainly relate to software production based on contracts with customers, are stated at the lower of cost or estimated realizable value. Supplies are valued at cost, not in excess of market value with cost being determined by the average cost method or by the specific identification method.

4.	Depreciation and amortization

[1]	Property, plant and equipment

Declining-balance method with the exception of buildings for which the straight-line method is used.

[2]	Goodwill and other intangible assets

Straight-line method with the exception that, in accordance with SFAS No.142 “Goodwill and Other Intangible Assets”, goodwill and intangible assets whose useful life cannot be determined are not amortized, but tested for impairment once or more a year.

5.	Allowances

(1)	Allowance for doubtful accounts

To cover expected losses from bad debts, estimated uncollectible amounts are accrued, for general claims, on the basis of historical bad-debt ratios, and for specific claims including doubtful accounts, on the basis of their recoverability.

(2)	Liability for employees’ severance payments

In accordance with SFAS No. 87 “Employer’s Accounting for Pensions”, to provide for employees’ pension benefits, benefit obligations and plan assets are estimated and accrued as of year-end. If “Liability for employees’ severance payments” is less than the amount that the accumulated benefit obligation, which is the benefit obligation including no assumption about future compensation levels, exceeds the fair value of plan assets, the difference is additionally recognized as minimum pension liability adjustment.

Prior service cost is amortized from the time of recognition on a straight-line basis over the average remaining service periods at the time of recognition.

Actuarial net gain or loss is amortized from the next period on a straight-line basis over the average remaining service periods at the time of recognition.

6.	Consumption Taxes

Consumption taxes are separately accounted for by excluding it from each transaction amount.

NOTES TO CONSOLIDATED BALANCE SHEET

1.	“Accumulated other comprehensive income” represents foreign currency translation adjustment, unrealized gain (loss) on available-for-sale securities, unrealized gain (loss) on derivative instruments and minimum pension liability adjustment.

2.	In compliance with the provisions of Article 9 of the Law Concerning Nippon Telegraph and Telephone Corporation, Etc., the total assets of NTT have been pledged as general collateral for corporate bonds issued. In accordance with the provisions of Article 9 of the Supplementary Provisions to the Law Concerning Partial Revision to the Nippon Telegraph and Telephone Corporation Law (Law No. 98 of 1997), NTT is jointly responsible with Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation, and NTT Communications Corporation for corporate bonds issued prior to June 30, 1999 and the total assets of the four companies above have been pledged as general collateral for the said bonds.

3.	Outstanding guarantees: 21,216 million yen

NOTE TO CONSOLIDATED STATEMENT OF INCOME

Net income per share: 34,836.42 yen

INDEPENDENT AUDITORS’ REPORT (Consolidated)

(English Translation)

May 10, 2006
To the Board of Directors Nippon Telegraph and Telephone Corporation
ChuoAoyama PricewaterhouseCoopers

Akio Okuyama, C.P.A., Engagement Partner

Yasushi Hamada, C.P.A., Engagement Partner

Toshio Kinoshita, C.P.A., Engagement Partner

KPMG AZSA & Co.

Masanori Sato, C.P.A., Engagement Partner

Hideki Amano, C.P.A., Engagement Partner

Takuji Kanai, C.P.A., Engagement Partner

We have audited, pursuant to former Paragraph 3, Article 19-2 of the “Special Law of the Commercial Code Concerning the Audit, etc. of Stock Corporations (Kabusiki-Kaisya)”, the consolidated financial statements, which are the consolidated balance sheet and consolidated statement of income, of Nippon Telegraph and Telephone Corporation for the 21 st fiscal year from April 1, 2005 to March 31, 2006. The portion of the business report and supplementary schedules subject to our audit are those derived from the accounting books and records of the Company. These consolidated financial statements and supplementary schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and supplementary schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the consolidated financial statements and supplementary schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements and supplementary schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. Our audit included auditing procedures applied to subsidiaries of the Company as were considered necessary.

As a result of this audit, it is our opinion that the consolidated financial statements referred to above present fairly the consolidated financial position and consolidated results of operation of Nippon Telegraph and Telephone Corporation and its subsidiaries in conformity with applicable laws and regulations and the Company’s articles of incorporation.

The subsequent events concerning the issue of corporate bonds described in the BUSINESS REPORT “III. SUBSEQUENT EVENTS” will have a major influence on the assets and/or profit and loss conditions of the Company and associated companies in its corporate group from the next fiscal year.

None of ChuoAoyama PricewaterhouseCoopers, KPMG AZSA & Co. or their respective engagement partners have any interest in the Company that should be disclosed pursuant to the provisions of the Certified Public Accountants Law.

END

BOARD OF CORPORATE AUDITORS' REPORT REGARDING THE CONSOLIDATED FINANCIAL STATEMENTS

(English Translation)

Having received reports from each Corporate Auditor on the procedures and results of their individual audits regarding the consolidated financial statements, including consolidated balance sheet and consolidated statements of income during the 21st fiscal year from April 1, 2005 to March 31, 2006, and, following due discussion at meetings, the Board of Corporate Auditors has prepared this report. The Board reports as follows:

1. Outline of audit methodology

In line with the policies of the Board of Corporate Auditors, each Corporate Auditor received reports from the Directors and the Company's accountants on the consolidated financial statements. In addition, where necessary, they received reports from Company subsidiaries on accounting matters, and examined the operations and assets of such subsidiaries.

2. Audit results

(1)	The methodology and results of the audits conducted by the Certified Public Accountants, ChuoAoyama PricewaterhouseCoopers and KPMG AZSA & Co. are adequate.

(2)	As a result of the audit of subsidiaries, we ascertain there are no pertinent matters that need to be indicated in the consolidated financial statements.

May 11, 2006

Nippon Telegraph and Telephone Corporation
Board of Corporate Auditors
Full-Time Corporate Auditor	Masamichi Tanabe
Full-Time Corporate Auditor	Johji Fukada
Corporate Auditor	Masao Iseki
Corporate Auditor	Yoshio Miwa
Corporate Auditor	Yasuchika Negoro

Note:	Of the Corporate Auditors, Messrs. Johji Fukada and Yasuchika Negoro are outside Corporate Auditors assigned in accordance with former Paragraph 1 of Article 18 of the Law of Special Exceptions to the Commercial Code Regarding Corporate Audits.

END

NON-CONSOLIDATED BALANCE SHEET

(at March 31, 2006)

(millions of yen)
ASSETS	8,188,819

CURRENT ASSETS	559,875
Cash and bank deposits	10,366
Accounts receivable, trade	3,034
Supplies	236
Advance payment	1,007
Deferred income taxes	905
Short-term loan receivable	411,010
Accounts receivable, other	122,423
Other current assets	10,892

FIXED ASSETS	7,628,192
Property, plant and equipment	206,464
Buildings	152,686
Structures	6,681
Machinery, equipment and vehicles	551
Tools, furniture and fixtures	16,091
Land	29,780
Construction in progress	674

Intangible fixed assets	25,887
Software	25,595
Others	291

Investments and other assets	7,395,840
Investment securities	45,577
Investments in subsidiaries and affiliated companies	4,779,238
Long-term loan receivable to subsidiaries	2,524,042
Deferred income taxes	46,097
Other investments	883

DEFERRED ASSETS Discount on bonds payable	751

TOTAL ASSETS	8,188,819

LIABILITIES	3,242,334

CURRENT LIABILITIES	611,949
Accounts payable, trade	655
Current portion of corporate bonds	227,112
Current portion of long-term borrowings	154,784
Accounts payable, other	121,878
Accrued expenses	12,347
Accrued taxes on income	2,316
Advances received	919
Deposits received	196
Unearned received	1
Commercial paper	90,000
Other current liabilities	1,737

LONG-TERM LIABILITIES	2,630,385
Corporate bonds	1,581,900
Long-term borrowings	919,772
Long-term loans payable - subsidiaries	100,000
Liability for employees’ severance payments	28,325
Other long-term liabilities	386

SHAREHOLDERS’ EQUITY	4,946,485

COMMON STOCK	937,950
CAPITAL SURPLUS	2,672,826
Additional paid-in capital	2,672,826

EARNED SURPLUS	2,227,890
Legal reserve	135,333
Reserve for special depreciation	530
Other reserve	1,131,000
Unappropriated retained earnings for the year	961,027

Net unrealized gains (losses) on securities	14,905
Treasury stock	(907,087)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,188,819

Notes:	1. In the figures above, amounts are rounded off per 1 million yen.

2. Significant accounting policies and notes are stated on pages 33 to 34 of this report.

NON-CONSOLIDATED STATEMENT OF INCOME

(from April 1, 2005 to March 31, 2006)

(millions of yen)
Operating revenues	339,384
Dividends received	169,025
Revenues from Group management	20,281
Revenues from basic R&D	126,877
Other services	23,200
Operating expenses	170,639
Administration	19,882
Experiment and research	120,041
Depreciation and amortization	25,926
Retirement of fixed assets	876
Miscellaneous taxes	3,911
Operating income	168,745

Non-operating revenues	64,725
Interest income	48,080
Lease income	12,106
Miscellaneous income	4,537
Non-operating expenses	61,555
Interest expenses	17,826
Corporate bond interest expenses	31,012
Lease expenses	5,623
Miscellaneous expenses	7,093
Recurring profit	171,914

Special profits	250,666
Gains on sales of investments in affiliated companies	250,666

Income before income taxes	422,581
Corporation, inhabitant and enterprise taxes	20,853
Deferred tax expenses (benefits)	7,694
Net income	394,033
Unappropriated retained earnings brought forward	608,461
Interim dividends	41,461
Unappropriated retained earnings for the year	961,027

Notes:	1. In the figures above, amounts are rounded off per 1 million yen.

2. Significant accounting policies and notes are stated on pages 33 to 34 of this report.

SIGNIFICANT ACCOUNTING POLICIES

1.	Securities

(1)	Investments in subsidiaries and affiliated companies

Investments in subsidiaries and affiliated companies are stated at cost, which is determined by the moving average method.

(2)	Other securities

[1]	Marketable securities

The securities whose fair values are readily determinable are stated at fair value as of balance sheet date with unrealized gains and losses directly reported as a separate component of shareholders’ equity. The cost of securities sold is determined by the moving average method.

[2]	Non-marketable securities

The securities whose fair values are not readily determinable are stated at cost, which are determined by the moving average method.

2.	Supplies

Supplies are stated at cost, which are determined by the last purchase cost method.

3.	Depreciation and amortization of fixed assets

Property, plant, and equipment are depreciated using the declining-balance method with the exception of buildings for which the straight-line method is used. Intangible assets are amortized on a straight-line basis. Their estimated useful lives and residual value are determined on the basis provided by the Corporate Income Tax Laws.

Buildings, after having been depreciated based on the Corporate Income Tax Laws, keep depreciated up to the end of their actual useful lives.

Internal-use software is amortized on a straight-line basis over its estimated useful life within five years.

4.	Deferred Assets

Discount on bonds payable is amortized on a straight-line basis over the redemption period. As to bond issue cost, its total amount is expensed at the time of payment.

5.	Allowances

(1)	Allowance for doubtful accounts

To cover expected losses from bad debts, estimated amounts to be uncollectible are accrued, for general claims, computing on historical bad-debt ratios, and for specific claims including doubtful accounts, considering their own recoverability.

No allowance is accrued as of this year-end.

(2)	Liability for employees’ severance payments

To provide for employees’ pension benefits, benefit obligations and plan assets are estimated and accrued as of this year-end.

Prior service cost is amortized on a straight-line basis over the average remaining service periods at the time of recognition.

Actuarial net gain or loss is amortized on a straight-line basis over the average remaining service periods at the time of recognition.

6.	Hedging Activities

Hedging activities are principally accounted for under “deferral hedge accounting.” Designation (“Furiate-shori”) is applied to forward exchange contracts and other foreign exchange contracts, and designated “exceptional accounting” (“Tokurei-shori”) to interest-rate swaps that qualify for “exceptional accounting” (Footnote 14, Accounting Standards for Financial Instruments).

7.	Consumption Taxes

Consumption taxes are separately accounted for by excluding it from each transaction amount.

CHANGE IN ACCOUNTING POLICY

Accounting standards for impairment of long-lived assets

Effective from the year ended March 31, 2006, NTT adopted the accounting standards for impairment of long-lived assets, “Statement of Opinion on Establishment of Accounting Standards for Impairment of Long-lived Assets” (issued by Business Accounting Council on August 9, 2002) and “Application Guidance on Accounting Standards for Impairment of Long-lived Assets” (Accounting Standard Application Guidance No. 6, which was issued on October 31, 2003). The adoption of these standards had no impact on income before income taxes for the year ended March 31, 2006.

NOTES TO NON-CONSOLIDATED BALANCE SHEET

1.	Accounts receivable from and payable to the subsidiaries are as follows:

Short-term accounts receivable:	504,308 million yen
Long-term accounts receivable:	2,524,285 million yen
Short-term accounts payable:	108,079 million yen
Long-term accounts payable:	100,000 million yen

2.	Accumulated depreciation on property, plant and equipment amounted to 230,882 million yen.

3.	In compliance with the provisions of Article 9 of the Law Concerning Nippon Telegraph and Telephone Corporation, Etc., the total assets of NTT have been pledged as general collateral for corporate bonds issued. In accordance with the provisions of Article 9 of the Supplementary Provisions to the Law Concerning Partial Revision to the Nippon Telegraph and Telephone Corporation Law (law No. 98 of 1997), NTT is jointly responsible with Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation, and NTT Communications Corporation for corporate bonds issued prior to June 30, 1999 and the total assets of the four companies above have been pledged as general collateral for the said bonds.

4.	Outstanding guarantees: 64,000 million yen

5.	Net asset value in accordance with former Item 3 of Article 124 of the Commercial Code Enactment Regulations of Japan: 14,905 million yen

NOTES TO NON-CONSOLIDATED STATEMENT OF INCOME

1.	Operating expenses incurred through transactions with subsidiaries were 68,581 million yen and operating income through transactions with subsidiaries was 165,377 million yen.

Non-operating transactions with subsidiaries were 76,470 million yen.

2.	Net income per share: 27,520.99 yen

PROPOSAL FOR APPROPRIATION OF UNAPPROPRIATED RETAINED EARNINGS

Item	Amounts
Unappropriated retained earnings for the year	961,027,388,709
Return of reserve for special depreciation to retained earnings	448,250,969
Total	961,475,639,678

Proposal for appropriation:
Cash dividends [3,000 yen per share]	41,465,558,760
Bonuses paid to directors and corporate auditors	69,000,000
(Portion paid to corporate auditors)	(17,100,000)
Unappropriated retained earnings carried forward	919,941,080,918

Note:	Interim dividends of 41,467,323,420 yen (3,000 yen per share) was paid to shareholders on December 13, 2005.

INDEPENDENT AUDITORS’ REPORT

(English Translation)

May 10, 2006
To the Board of Directors Nippon Telegraph and Telephone Corporation	ChuoAoyama PricewaterhouseCoopers

Akio Okuyama, C.P.A., Engagement Partner

Yasushi Hamada, C.P.A., Engagement Partner

Toshio Kinoshita, C.P.A., Engagement Partner

KPMG AZSA & Co.

Masanori Sato, C.P.A., Engagement Partner

Hideki Amano, C.P.A., Engagement Partner

Takuji Kanai, C.P.A., Engagement Partner

We have audited, pursuant to former Paragraph 1, Article 2 of the “Special Law of the Commercial Code Concerning the Audit, etc. of Stock Corporations (Kabusiki-Kaisya)”, the balance sheet, the statement of income, the business report (with respect to accounting matters only), the proposal of appropriation of unappropriated retained earnings, and the supplementary schedules (with respect to accounting matters only) of Nippon Telegraph and Telephone Corporation for the 21st fiscal year from April 1, 2005 to March 31, 2006. The portion of the business report and supplementary schedules subject to our audit are those derived from the accounting books and records of the Company. These financial statements and supplementary schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and supplementary schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the financial statements and supplementary schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and supplementary schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. Our audit included auditing procedures applied to subsidiaries of the Company as were considered necessary.

As a result of our audit, it is our opinion that:

(1)	The balance sheet and profit and loss statement present fairly the financial position and results of operation of the Company in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

(2)	The business report of the Company (limited to the accounting figures included therein) presents fairly the Company’s affairs in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

(3)	The proposal for appropriation is presented in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

(4)	There is nothing in respect of the supplementary schedules (limited to the accounting figures included therein) that is required to be mentioned by the provisions of the Commercial Code of Japan.

The subsequent event concerning the issue of corporate bonds, described in the BUSINESS REPORT “III. SUBSEQUENT EVENTS” will have a major influence on the assets and/or profit and loss conditions of the Company from the next fiscal year.

None of ChuoAoyama PricewaterhouseCoopers, KPMG AZSA & Co. or their respective engagement partners have any interest in the Company that should be disclosed pursuant to the provisions of the Certified Public Accountants Law.

END

BOARD OF CORPORATE AUDITORS’ REPORT

(English Translation)

Having received reports from each Corporate Auditor on the procedures and results of their individual audits regarding the Directors’ execution of their duties during the 21st fiscal year from April 1, 2005 to March 31, 2006, and, following due discussion at meetings, the Board of Corporate Auditors has prepared this report. The Board reports as follows:

1.	Outline of audit methodology

In line with the policies of the Board of Corporate Auditors, each Corporate Auditor attended the meetings of the Board of Directors, as well as other important meetings of the Company. Individually, they received reports from the Directors on the Company’s operations, reviewed important documents requiring internal approval, and examined the operations and assets of the Company’s head office and R&D laboratories. In addition, where necessary, they received reports from Company subsidiaries on their operations, examined the operations and assets of such subsidiaries, and exchanged information and opinions with the auditors of such subsidiaries. They also made all necessary inquiries to the Certified Public Accountants with regard to their audits, and examined the Company’s financial statements and the supplementary schedules.

2.	Audit results

(1)	The methodology and results of the audits conducted by the Certified Public Accountants, ChuoAoyama PricewaterhouseCoopers and KPMG AZSA & Co., are adequate.

(2)	The business report presents fairly the position of the Company, in conformity with applicable laws and regulations and the Company’s articles of incorporation.

(3)	There is nothing unusual that should be noted regarding the proposed appropriation of unappropriated retained earnings in light of the status of the Company’s assets and other circumstances.

(4)	The supplementary schedules state fairly the information required to be set forth therein, and there is nothing unusual that should be noted in this regard.

(5)	With regard to the Directors’ execution of their duties, no illegal act or material facts in violation of laws, regulations or the Company’s articles of incorporation have been noted. In addition to the audit procedures outlined above, where necessary, the Board of Corporate Auditors took great care to make a particularly detailed inspection and audit of any circumstances surrounding transactions that could have fallen into any of the following categories: (a) transactions by Directors that compete with the business of the Company; (b) transactions between Directors and the Company that are in conflict with the interests of the Company; (c) free distributions of profits undertaken by the Company; (d) extraordinary transactions with any Company subsidiary or shareholder, and (e) the acquisition and disposal of any treasury stock by the Company. As a result of these investigations, the Board of Corporate Auditors found no violation of duties by any Director of the Company in these respects.

(6)	There are no matters that should be noted regarding the execution by Directors of their duties with regard to the Company’s subsidiaries.

May 11, 2006

Nippon Telegraph and Telephone Corporation
Board of Corporate Auditors
Full-Time Corporate Auditor	Masamichi Tanabe
Full-Time Corporate Auditor	Johji Fukada
Corporate Auditor	Masao Iseki
Corporate Auditor	Yoshio Miwa
Corporate Auditor	Yasuchika Negoro

Note:	Of the Corporate Auditors, Messrs. Johji Fukada and Yasuchika Negoro are outside Corporate Auditors assigned in accordance with former Paragraph 1 of Article 18 of the Law of Special Exceptions to the Commercial Code Regarding Corporate Audits.

END

REFERENCE DOCUMENTS CONCERNING THE EXERCISE OF VOTING RIGHTS

1.	Number of voting rights of all the shareholders:

13,778,392

2.	Matters for resolution and reference

•	First Item Approval of proposed appropriation of unappropriated retained earnings for the 21st fiscal year

The Company proposes to make an appropriation of profits for this fiscal year as described in the manner set forth in the attachment (page 35).

An interim dividend of 3,000 yen per share was paid in December 2005. Taking into consideration the interests of shareholders, the Company proposes to pay a year-end dividend at the same level of 3,000 yen per share.

Taking into account the results for this fiscal year, the Company proposes to pay bonuses in the aggregate of 69,000,000 yen to 14 incumbent Directors and 6 incumbent Corporate Auditors (of which 17,100,000 yen is for Corporate Auditor bonuses).

•	Second Item Partial Amendment of the Articles of Incorporation

1. Reason for amendments

(1)	In connection with the implementation of the Corporation Law (Law No. 86 of 2005), the Articles of Incorporation are to be amended for the following reasons:

a)	Due to the approval of a system under which any information relating to matters that must be described or otherwise expressed in reference documents concerning the exercise of voting rights for the general meeting of shareholders will be deemed to have been delivered to shareholders by disclosure on the Internet, a new provision is to be established with regards thereto. (Article 15)

b)	To allow agile operation of the board of directors, a new provision is to be established stipulating that a resolution of the board of directors can be deemed to have occurred, even if a meeting of the board of directors is not held. (Article 23)

c)	In addition to the foregoing, additions, deletions and modifications to provisions, and establishment of new provisions as necessitated by the Corporation Law are to be made throughout the articles of incorporation as required.

(2)	To enable a flexible capital policy responsive to a changing managerial environment, a new provision is to be established to the effect that the company may acquire its own shares through market transactions, etc. based on a resolution of the board of directors. (Article 8)

(3)	To accommodate the shareholders and holders of fractional shares of the company, a new provision is to be established concerning the additional purchase of fractional shares. (Article 9)

(4)	To enable the board of directors and corporate auditors to fully perform their expected roles in carrying out their own duties, new provisions are to be established to the effect that the company may exempt directors and corporate auditors from their liability to the extent permitted under the Corporation Law, and that the company may enter into agreements with outside directors and outside corporate auditors limiting their liability in advance. (Article 25 and Article 31)

With respect to the establishment of the provision for the Exemption of Directors from Liabilities (Article 25), consent has been obtained by unanimous agreement of the board of corporate auditors.

2.	Details of amendments

The Company proposes to amend the Articles of Incorporation as follows.

Current Articles of Incorporation	Proposed Amendment

(New)

(Organs)

Article 5. The company shall, besides the general meeting of shareholders and the directors, have the following organs.

(1) board of directors;

(2) corporate auditors;

(3) board of corporate auditors; and

(4) accounting auditor.

(Total Number of Shares) (Kabushiki no sousu)	(Total Number of Shares) (Hakkou kanou kabushiki sousu)

Article 5. The total number of shares authorized to be issued by the company shall be 61,929,209 shares.	Article 6. The total number of shares which can be issued by the company shall be 61,929,209 shares.

(Issue of Share Certificates)

(New)	Article 7. The company shall issue certificates pertaining to its shares.

(Acquisition of Company’s own Shares)

(New)	Article 8. Pursuant to Article 165, Paragraph 2 of the Corporation Law, the company may acquire its own shares through market transactions, etc. by a resolution of the board of directors.

(Request for Sale of Fractional Shares)

(New)	Article 9. A holder of fractional shares may request the company to sell fractional shares which shall become one (1) share if combined with the fractional shares already held by such holder pursuant to the Share Handling Regulations.

Current Articles of Incorporation	Proposed Amendment
(Share Handling Regulations)	(Share Handling Regulations)

Article 6. The denomination of share certificates, registration of transfer of shares, entry or record in the register of fractional shares, registration relating to the right of pledge, re-issue of share certificates, indication of trust property, procedure relating to registration of loss of share certificates, and other matters concerning the handling of shares and fractional shares and handling charges thereof shall be governed by the share handling regulations established by the board of directors.	Article 10. Administrative work related to the company’s shares, fractional shares, stock acquisition rights, and the fees therefor shall, other than as prescribed by laws or regulations or by these Articles of Incorporation, be in accordance with the Share Handling Regulations determined by the board of directors.

(Notification of Address and Seal Impression, etc.)	(Notification of Address and Seal Impression, etc.)

Article 7.1. A shareholder (including beneficial owner, hereinafter the same), registered pledgee and holder of fractional shares, or its legal representative or its representative shall provide the company with its name, address and seal impression. In the event that any change has occurred, the same procedure shall be taken.	Article 11.1. A shareholder (including beneficial owner, hereinafter the same), registered pledgee of shares and holder of fractional shares, or its legal representative or its representative shall provide the company with its name, address and seal impression. In the event that any change has occurred, the same procedure shall be taken.

Article 7.2. A shareholder, registered pledgee and holder of fractional shares, or its legal representative or its representative, having its residence in a foreign country may designate a temporary residence or attorney in Japan and so notify the company. In the event that any change has occurred, the same procedure shall be taken.	Article 11.2. A shareholder, registered pledgee of shares and holder of fractional shares, or its legal representative or its representative, having its residence in a foreign country may designate a temporary residence or attorney in Japan and so notify the company. In the event that any change has occurred, the same procedure shall be taken.

3.~4. (Omitted) (Record Date)	3.~4. (Same as current)

Article 8.1. The company shall deem the shareholders entered or recorded in the register of shareholders and the register of beneficial owners (hereinafter collectively called the “register of shareholders, etc.”) as at the close of March 31 of each year to be those shareholders who are entitled to exercise their rights at the ordinary general meeting of shareholders to be held in respect of the relevant fiscal year.	(Deleted)

Current Articles of Incorporation	Proposed Amendment
2. In addition to the preceding paragraph, whenever necessary the company shall, by a resolution of the board of directors, and having given prior public notice thereof, deem the shareholders or registered pledgees entered or recorded in the register of shareholders, etc. as of a fixed date or the holders of fractional shares entered or recorded in the register of fractional shares as of the same date to be those shareholders, pledgees or holders of fractional shares who are entitled to exercise their rights.

(Transfer Agent) (Meigi kakikae dairinin)	(Transfer Agent) (Kabunushi meibo kanrinin)

Article 9.1. The company may appoint a transfer agent or agents which will handle the business of registration of transfer of shares and entry or record in the registry of loss of share certificates, entry or record in the register of fractional shares and the register of beneficial shareholders, and other matters.	Article 12.1. The company shall appoint a transfer agent, and shall entrust to such agent matters as the preparation and maintenance of the register of shareholders, the register of lost share certificates, the register of holders of stock acquisition rights, the register of fractional shares and the register of beneficial owners and other matters relating thereto.

2. The transfer agent, its location and the scope of its authority shall be determined by a resolution of the board of directors and public notice shall be given with respect thereto.	2. The transfer agent (Kabunushi meibo kanrinin), its location and the scope of its authority shall be determined by a resolution of the board of directors and public notice shall be given with respect thereto.

(Convocation)	(Convocation)

Article 10. (Omitted)	Article 13. (Same as current) (Record Date of Ordinary General Meetings of Shareholders)

(New)	Article 14. The company shall deem the shareholders entered or recorded in the register of shareholders and the register of beneficial owners (hereinafter collectively called the “register of shareholders, etc.”) as of March 31 of each year to be those shareholders who are entitled to exercise their rights at the ordinary general meeting of shareholders to be held in respect of the relevant business year.

Current Articles of Incorporation	Proposed Amendment
(New)	(Disclosure over the Internet and Deemed Delivery of Reference Documents concerning the Exercise of Voting Rights, etc.)

Article 15. When convening a general meeting of shareholders, the company shall, when disclosing information related to matters which must be described or otherwise expressed in reference documents concerning the exercise of voting rights, business reports, financial statements and consolidated financial statements, by use of internet methods in accordance with the regulations of Ministry of Justice, be entitled to deem the same to have been delivered to shareholders.

(Chairman of Meetings)	(Chairman of Meetings)

Article 11. (Omitted)	Article 16. (Same as current)

(Method of Making Resolutions)	(Method of Making Resolutions)

Article 12.1. Unless otherwise provided by law or by these Articles of Incorporation, all resolutions of meetings of shareholders shall be adopted by a majority vote of shareholders present at the meeting.	Article 17.1. Unless otherwise provided by laws or regulations or by these Articles of Incorporation, all resolutions of general meetings of shareholders shall be adopted by a majority vote of shareholders entitled to exercise their voting rights present at the meeting.

2. Special resolution of meetings of shareholders as stipulated in Article 343 of the Commercial Code of Japan shall be adopted by a two-thirds (2/3) majority vote of shareholders present at the meeting which shareholders present hold shares representing in the aggregate one-third (1/3) or more of the total number of voting rights of shareholders.

2. Special resolution of general meetings of shareholders as stipulated in Article 309, Paragraph 2 of the Corporation Law shall be adopted by a two-thirds (2/3) majority vote of shareholders present at the meeting which shareholders entitled to exercise their voting rights present hold shares representing in the aggregate one-third (1/3) or more of the total number of voting rights of shareholders.

(Voting by Proxy)	(Voting by Proxy)

Article 13.1. A shareholder or its legal representative may not delegate the exercise of his vote to anyone other than another shareholder of the company, provided that the Japanese government, a local municipality or a corporation which is a shareholder may delegate the exercise of its vote to the staff or employees of the government or such municipality or corporation.	Article 18.1. A shareholder or its legal representative may delegate the exercise of its vote to another shareholder entitled to exercise its vote; also, the Japanese government, a local municipality or a corporation which is a shareholder may delegate the exercise of its vote to the staff or employees of the government or such municipality or corporation.

2. (Omitted)	2. (Same as current)

Current Articles of Incorporation	Proposed Amendment
(Minutes of Meetings)

Article 14. The substance of proceedings at a meeting of shareholders and the results thereof shall be recorded in minutes of the meeting which shall bear the names and seals of the chairman and of the directors present at the meeting.	(Deleted)

(Number of Directors)	(Number of Directors)

Article 15. (Omitted)	Article 19. (Same as current)

(Election of Directors)	(Election of Directors)

Article 16.1. Directors shall be elected at the meeting of shareholders by a majority vote of shareholders present at a meeting which shareholders present hold shares representing in the aggregate one-third (1/3) or more of the total number of voting rights of shareholders.	Article 20.1. Directors shall be elected at a general meeting of shareholders by a majority vote of shareholders present at a meeting at which the shareholders entitled to exercise their voting rights present hold shares representing in the aggregate one-third (1/3) or more of the total number of voting rights of shareholders.

2. (Omitted)	2. (Same as current)

(Term of Office)	(Term of Office)

Article 17.1. The term of office of directors shall expire at the conclusion of the ordinary meeting of shareholders held to settle accounts for the fiscal period last ending within two (2) years from their assumption of office.	Article 21.1. The term of office of directors shall expire at the conclusion of the ordinary general meeting of shareholders relating to the last business year ending within two (2) years from their assumption of office.

2. The term of office of any director elected to fill a vacancy or elected because of an increase in number shall be the same as the remainder of the term of office of the other directors.	2. The term of office of any director elected to fill a vacancy or elected because of an increase in number shall be the same as the remainder of the term of office of the other directors.

Note: No change required to English version.

Current Articles of Incorporation	Proposed Amendment
(Election of Representative Directors and Directors with Specific Powers)	(Election of Representative Directors and Directors with Specific Powers)

Article 18.1. The board of directors shall select from among its members one (1) president.	Article 22.1. The board of directors shall elect from among its members one (1) president.

2. (Omitted)	2. (Same as current)

3. The provision in the first paragraph shall apply to appointment of the chairman of the board of directors, senior executive vice presidents and executive vice presidents referred to in the preceding paragraph.	3. The provision in the first paragraph shall apply to the election of the chairman of the board of directors, senior executive vice presidents and executive vice presidents referred to in the preceding paragraph.

4.~7. (Omitted)	4.~7. (Same as current)

(Meetings of Board of Directors)	(Meetings of the Board of Directors)

Article 19. 1.~4. (Omitted)	Article 23. 1.~4. (Same as current)

5. Resolutions at a meeting of the board of directors shall be adopted by a majority vote of the directors present which directors present shall constitute a majority of all directors.	5. Resolutions at a meeting of the board of directors shall be adopted by a majority vote of the directors present who are entitled to participate in voting which directors present shall constitute a majority of all directors.

(New)	6. Notwithstanding the foregoing paragraph to the contrary, if the requirements of Article 370 of the Corporation Law are fulfilled, the resolutions of the board of directors shall be deemed to have occurred.

6. (Omitted)	7. (Same as current)

(Counselors and Advisors)	(Counselors and Advisors)

Article 20. (Omitted)	Article 24. (Same as current)

(Exemption of Directors from Liabilities)

(New)	Article 25.1. The company may, pursuant to the provisions of Article 426, Paragraph 1 of the Corporation Law, exempt directors (including former directors) from their liabilities as provided in Article 423, Paragraph 1 of the Corporation Law to the extent permitted by laws or regulations pursuant to a resolution of the board of directors.

2. The company may, pursuant to the provisions of Article 427, Paragraph 1 of the Corporation Law, enter into agreements with outside directors limiting their liabilities as provided in Article 423, Paragraph 1 of the Corporation Law; provided, however, that said limits on liability based on agreements shall be limited to the extent permitted by laws or regulations.

Current Articles of Incorporation	Proposed Amendment
(Number of Statutory Auditors)	(Number of Corporate Auditors)

Article 21. (Omitted)	Article 26. (Same as current)

(Election of Statutory Auditors)	(Election of Corporate Auditors)

Article 22. Statutory auditors shall be elected at a meeting of shareholders by a majority vote of shareholders present at the meeting which shareholders present hold shares representing in the aggregate one-third ( 1/3) or more of voting rights of all the shareholders.	Article 27. Corporate auditors shall be elected at a general meeting of shareholders by a majority vote of shareholders present at a meeting at which shareholders entitled to exercise their voting rights present hold shares representing in the aggregate one-third ( 1/3) or more of voting rights of all the shareholders.

(Term of Office of Statutory Auditors)	(Term of Office of Corporate Auditors)

Article 23.1. The term of office of statutory auditors shall expire at the conclusion of the ordinary meeting of shareholders held to settle accounts for the fiscal period last ending within four (4) years from their assumption of office.	Article 28.1. The term of office of corporate auditors shall expire at the conclusion of the ordinary general meeting of shareholders held relating to the last business year ending within four (4) years from their assumption of office.

2. The term of office of any statutory auditor elected to fill a vacancy shall be the same as the remainder of the term of office of his predecessor.	2. The term of office of any corporate auditor elected to fill a vacancy shall be the same as the remainder of the term of office of his predecessor. Note: No change required to English version.

(Full-time Statutory Auditors)	(Full-time Corporate Auditors)

Article 24. The statutory auditors shall appoint one (1) or more full-time statutory auditors from among their number.	Article 29. The board of corporate auditors shall, by its resolution, elect one (1) or more full-time corporate auditors.

(Meetings of Board of Statutory Auditors)	(Meetings of Board of Corporate Auditors)

Article 25. (Omitted)	Article 30. (Same as current)

Current Articles of Incorporation	Proposed Amendment
(Exemption of Corporate Auditors from Liabilities)

(New)	Article 31.1 The company may, pursuant to the provisions of Article 426, Paragraph 1 of the Corporation Law, exempt corporate auditors (including former corporate auditors) from their liabilities as provided in Article 423, Paragraph 1 of the Corporation Law to the extent permitted by laws or regulations pursuant to a resolution of the board of directors.

2. The company may, pursuant to the provisions of Article 427, Paragraph 1 of the Corporation Law, enter into agreements with outside auditors limiting their liabilities as provided in Article 423, Paragraph 1 of the Corporation Law; provided, however, that said limits on liability based on agreements shall be limited to the extent permitted by laws or regulations.

(Fiscal Period)	(Business Year)

Article 26. The fiscal period of the company shall commence on the 1st day of April of each year and end on the 31st day of March of the following year, and the accounts of the company shall be closed on the last day of each fiscal period.	Article 32. The business year of the company shall commence on the 1st day of April of each year and end on the 31st day of March of the following year.

(Dividends)	(Distributions of Surplus, etc.)

Article 27.1. Dividends shall be paid to the shareholders or registered pledgees entered or recorded on the register of shareholders, etc. as of the closing of accounts for each fiscal period and the holders of fractional shares entered or recorded on the register of fractional shares as of the closing of accounts for each fiscal period.	Article 33.1. The company shall be entitled to make distributions of surplus to the shareholders or registered pledgees of shares entered or recorded on the register of shareholders, etc. as of the last day of each business year and the holders of fractional shares entered or recorded on the register of fractional shares as of the last day of each business year.

2. The company shall be exempted from the obligation to pay dividends referred to in the preceding paragraph after three (3) years have elapsed from the date on which the shareholders or the holders of fractional shares were in default of receipt of dividends.	2. The company shall be exempted from the obligation to make distributions of surplus referred to in the preceding paragraph after three (3) years have elapsed from the date on which the shareholders or the holders of fractional shares were in default of receipt of distributions.

3. Dividends shall bear no interest even during the period referred to in the preceding paragraph.	3. In distributions of surplus the surplus shall bear no interest even during the period referred to in the preceding paragraph.

Current Articles of Incorporation	Proposed Amendment
(Interim Dividends) (Chukan haito kin)	(Interim Dividends) (Chukan haito)

Article 28.1. Distribution of cash in accordance with Article 293-5 of the Commercial Code of Japan (hereinafter referred to as “interim dividends”) may be paid to the shareholders or registered pledgees entered or recorded on the register of shareholders, etc. as of the 30th day of September of each year or the holders of fractional shares entered or recorded on the register of fractional shares as of the same date by a resolution of the board of directors.	Article 34.1. The company shall, by resolution of the board of directors, be entitled to make distributions of surplus in accordance with Article 454, Paragraph 5 of the Corporation Law (hereinafter referred to as “interim dividends”) to the shareholders or registered pledgees of shares entered or recorded on the register of shareholders, etc. as of the 30th day of September of each year, and to the holders of fractional shares entered or recorded on the register of fractional shares as of the same date.

2. The provisions in the second and third paragraphs of the preceding Article shall apply to interim dividends.	2. The provisions in the second and third paragraphs of the preceding Article shall apply to interim dividends (Chukan haito).

•	Third Item Election of 11 Directors

Because the terms of office of all Directors will expire at the conclusion of this Ordinary General Meeting of Shareholders, the Company is seeking approval for the election of a total of 11 Directors.

Candidates for Director are as follows:

Candidate No.	Name (Date of birth)	Resume and representation of other companies		Number of shares of the Company held

1.	Norio Wada (August 16, 1940)	April 1964	Joined Nippon Telegraph and Telephone Public Corporation	47.24 shares

		June 1992	Senior Vice President and General Manager of Tohoku Regional Communications Sector of the Company

		June 1996	Senior Vice President and Senior Executive Manager of Affiliated Business Development Headquarters of the Company

		July 1996	Senior Vice President and Senior Executive Manager of Affiliated Business Headquarters of the Company

		June 1997	Executive Vice President and Senior Executive Manager of Affiliated Business Headquarters of the Company

		June 1998	Executive Vice President and Senior Executive Manager of Affiliated Business Headquarters and Executive Manager of NTT-Holding Organizational Office of the Company

		January 1999	Executive Vice President and Senior Executive Manager of NTT-Holding Provisional Headquarters of the Company

		July 1999	Representative Director, Senior Executive Vice President of the Company

		June 2002	Representative Director, President of the Company (present post)

2.	Satoshi Miura (April 3, 1944)	April 1967	Joined Nippon Telegraph and Telephone Public Corporation	25.20 shares

		June 1996	Senior Vice President and Executive Manager of Personnel Department of the Company

		July 1996	Senior Vice President and Executive Manager of Personnel Industrial Relations Department of the Company

		June 1998	Executive Vice President and Executive Manager of Personnel Industrial Relations Department of the Company

		January 1999	Executive Vice President and Deputy Senior Executive Manager of NTT-East Provisional Headquarters of the Company

		July 1999	Representative Director, Senior Executive Vice President of Nippon Telegraph and Telephone East Corporation

		June 2002	Representative Director, President of Nippon Telegraph and Telephone East Corporation

		June 2005	Representative Director, Senior Executive Vice President of the Company, Director of Corporate Management Strategy Division (present post)

Candidate No.	Name (Date of birth)	Resume and representation of other companies		Number of shares of the Company held

3.	Ryuji Yamada (May 5, 1948)	April 1973	Joined Nippon Telegraph and Telephone Public Corporation	20.02 shares

		June 2001	Senior Vice President, Executive Manager of the Plant Planning Department of Nippon Telegraph and Telephone West Corporation

		June 2002	Executive Vice President, Senior Executive Manager, Solutions Business of Marketing and Support Headquarters of Nippon Telegraph and Telephone West Corporation

		June 2004	Representative Director, Senior Executive Vice President of the Company (present post)

4.	Shin Hashimoto (September 6, 1949)	April 1972	Joined Nippon Telegraph and Telephone Public Corporation	15.02 shares

		January 1999	Executive Manager of the Plant Planning Department of NTT-East Provisional Headquarters of the Company

		July 1999	Executive Manager of the Plant Planning Department of Nippon Telegraph and Telephone East Corporation

		June 2001	Senior Vice President and Executive Manager of the Plant Planning Department of Nippon Telegraph and Telephone East Corporation

		June 2002	Senior Vice President and Director of Department II of the Company (present post)

5.	Yuji Inoue (October 19, 1948)	April 1973	Joined Nippon Telegraph and Telephone Public Corporation	12.04 shares

		January 2001	Senior Vice President of NTT Data Corporation

		June 2001	Senior Vice President and Senior Executive Manager of Development Headquarters of NTT Data Corporation

		April 2002	Senior Vice President and Senior Executive Manager of Technical Development Headquarters of NTT Data Corporation

		June 2002	Senior Vice President and Director of Department III of the Company (present post)

6.	Hiroo Unoura (January 13, 1949)	April 1973	Joined Nippon Telegraph and Telephone Public Corporation	19.00 shares

		January 1999	Senior Manager of Department V of NTT Holding Provisional Headquarters of the Company

		July 1999	Senior Manager of Department V of the Company

		September 2000	Deputy General Manager of the Tokyo Branch of Nippon Telegraph and Telephone East Corporation

		June 2002	Senior Vice President and Director of Department I of the Company

		June 2005	Senior Vice President and Director of Department V of the Company (present post)

Candidate No.	Name (Date of birth)	Resume and representation of other companies		Number of shares of the Company held

7.	Ken Yagi (August 17, 1948)	July 1971	Joined the Ministry of Finance	10.00 shares
		June 1998	Deputy Director General of the International Bureau of the Ministry of Finance

		July 2001	Executive Director for Japan at the International Monetary Fund

		June 2004	Senior Vice President and Director of Department IV of the Company (present post)

		June 2004	President of NTT Capital (U.K.) Limited (present post)

8.	Akira Arima (August 25, 1949)	April 1973	Joined Nippon Telegraph and Telephone Public Corporation	13.00 shares
		January 1996	General Manager of Tokyo Chiyoda Branch of the Company

		January 1999	General Manager of Department I of NTT-Holding Provisional Headquarters of the Company

		July 1999	General Manager of Department I of the Company

		June 2002	Senior Vice President and Executive Manager of Corporate Strategy Planning Department of Nippon Telegraph and Telephone East Corporation

		April 2003	Senior Vice President and Executive Manager of Corporate Strategy Planning Department of Nippon

		June 2005	Telegraph and Telephone East Corporation Senior Vice President of the Company (present post)

9.	Kiyoshi Kousaka (March 28, 1951)	April 1974	Joined Nippon Telegraph and Telephone Public Corporation	15.04 shares
		October 1997 July 1999	General Manager of Kyoto Branch of the Company General Manager of Kyoto Branch of Nippon

		September 2000	Telegraph and Telephone West Corporation General Manager of Department V of the Company

July 2002 June 2003

Executive Manager of Personnel Department of Nippon

Telegraph and Telephone West Corporation Senior Vice President and Executive Manager of Personnel Department of Nippon Telegraph and Telephone West Corporation

		June 2005	Senior Vice President, Director of Department I of the Company (present post)

Candidate No.	Name (Date of birth)	Resume and representation of other companies		Number of shares of the Company held

10.	Takashi Imai (December 23, 1929)	April 1952	Joined Fuji Steel Corporation	4.02 shares
		April 1998	Representative Director, Chairman of Nippon Steel Corporation (retired on March 31, 2003)

		May 1998	Chairman of Japan Federation of Economic Organizations (retired on May 28, 2002)

		July 1999	Director of the Company (present post)

		April 2003	Senior Vice President, Chairman Emeritus and Executive Counselor of Nippon Steel Corporation

		June 2003	Chairman Emeritus and Executive Counselor of Nippon Steel Corporation (present post)

11.	Yotaro Kobayashi (April 25, 1933)	October 1958	Joined Fuji Photo Film Co., Ltd.	0.00 shares
		September 1963	Joined Fuji Xerox Co., Ltd.

		January 1992	Representative Director, Chairman of Fuji Xerox Co., Ltd (retired on June 24, 2004)

		April 1999	Chairman of KEIZAI DOYUKAI (Japan Association of Corporate Executives) (retired on April 25, 2003)

		July 1999	Director of the Company (present post)

		June 2004	Chairman of the Board and Director, Fuji Xerox Co., Ltd.

		April 2006	Chief Corporate Advisor, Fuji Xerox Co., Ltd. (present post)

Note:	Mr. Takashi Imai and Mr. Yotaro Kobayashi are candidates for outside Director.

•	Fourth Item Election of two Corporate Auditors

Because Corporate Auditors Masao Iseki and Yoshio Miwa will resign upon conclusion of this Ordinary General Meeting of Shareholders, the Company is seeking approval for the election of two Corporate Auditors to fill the vacancies. The Board of Auditors supports this proposal.

Candidates for Corporate Auditor are as follows:

Candidate No.	Name (Date of birth)	Resume and representation of other companies		Number of shares of the Company held

1.	Susumu Fukuzawa (January 26, 1946)	April 1968	Joined Nippon Telegraph and Telephone Public Corporation	6.00 shares
		June 1995	Vice President, Executive Manager of Interconnection Promotion Office of the Company
		May 1996	Vice President, Executive Manager of Interconnection Promotion Department of the Company
		June 1996	Vice President, Executive Manager of Accounting Department of the Company
		June 1998	Director, Executive Manager of Accounting Department of the Company
		January 1999	Director of the Company, Executive Manager of Finance Department of NTT-West Provisional
		July 1999	Headquarters Director of Nippon Telegraph and Telephone West Corporation, Executive Manager of Finance
Department and Deputy Executive Manager of Corporate Sales Department
		June 2000	Representative Director of NTT TELECA (now NTT CARD SOLUTION CORP.)
		July 2002	Chairman, The Japan Telecommunications Welfare Association (Scheduled to retire on June 27, 2006)

2.	Shigeru Iwamoto (March 31, 1941)	March 1976 May 1999	Licensed as Certified Public Accountant (present post) President, Asahi Audit Corporation (now Azsa Audit Corporation)	10.00 shares

		January 2004 May 2004	President, Azsa Audit Corporation Chairman, Azsa Audit Corporation

		August 2005	Commissioner, National Organization of Agricultural Cooperatives - Central Branch (present post)

Notes 1.	Mr. Shigeru Iwamoto is a candidate for outside Corporate Auditor.

2.	Candidate for Corporate Auditor, Mr. Susumu Fukuzawa, is Chairman of The Japan Telecommunications Welfare Association, with which NTT engages in transactions relating to its welfare program.

•	Fifth Item Election of Accounting Auditor

The Accounting Auditors of the Company are ChuoAoyama PricewaterhouseCoopers and KPMG AZSA & Co. The Financial Services Agency has issued an order suspending ChuoAoyama PricewaterhouseCoopers from providing statutory audit services for purposes of the Corporation Law and the Securities and Exchange Law during the two-month period beginning July 1, 2006 and ending August 31, 2006. ChuoAoyama PricewaterhouseCoopers will resign as Accounting Auditor of the Company on July 1, 2006 accordingly.

Given the efficiency and quality of audit procurable by having ChuoAoyama PricewaterhouseCoopers continue to act as Accounting Auditor of the Company, the Company proposes to reelect ChuoAoyama PricewaterhouseCoopers as its Accounting Auditor as of September 1, 2006 following the expiration of the suspension period.

This resolution will take effect on September 1, 2006, following the expiration of the suspension period. The Board of Auditors supports this proposal.

Overview of ChuoAoyama PricewaterhouseCoopers is as follows:

Name	ChuoAoyama PricewaterhouseCoopers

Offices	(Principal office) Kasumigaseki Bldg. 32nd Floor 3-2-5, Kasumigaseki, Chiyoda-ku Tokyo, Japan (Other offices) Japan: 25 Overseas: 28

History	December 1968	Established Chuo Audit Corporation
	July 1984	Joined Coopers & Lybrand International
	July 1988	Chuo Shinko Audit Corporation established by the merger of Chuo Audit Corporation and Shinko Audit Corporation
	July 1993	Renamed Chuo Audit Corporation
	July 1998	Worldwide merger of Coopers & Lybrand and Price Waterhouse
	April 2000	Merger of Chuo Audit Corporation and Aoyama Audit Corporation to form Chuo Aoyama Audit Corporation
	January 2001	Merged with Itoh Audit Corporation

Summary	(As of March 31, 2006) Employees
	Number of partners	certified public accountants	451
	Number of staff	certified public accountants	1,400
		assistant certified public accountants	717
		others	939

		total	3,507
	Number of related companies		5,176

•	Sixth Item Award of retirement allowance for retiring Director and Corporate Auditors and one-time discontinuation payment (uchikiri-shikyuu) in the wake of the abolition of the retirement allowance system

The Company proposes to award retirement allowances to Director Haruki Matsuno, who resigned as of March 31, 2006, and Corporate Auditors Masao Iseki and Yoshio Miwa, who will retire upon conclusion of this Ordinary General Meeting of Shareholders, to reward them for their services during their terms of office. Such awards will be within an appropriate range in accordance with the Company’s standards. It is proposed that the amount, timing, method of payment and other conditions of such awards be determined by the Board of Directors for retiring Directors, and by consultation among the Corporate Auditors for the retiring Corporate Auditors.

In addition, at the Board of Directors’ meeting held on May 12, 2006, it was decided that the Company’s retirement allowance system for retiring Directors and Corporate Auditors would be abolished upon conclusion of this year’s Ordinary General Meeting of Shareholders. Accordingly, the Company proposes to make a one-time retirement allowance discontinuation payment to Norio Wada, Satoshi Miura, Ryuji Yamada, Shin Hashimoto, Yuji Inoue, Hiroo Unoura, Ken Yagi, Akira Arima, Kiyoshi Kousaka, Takashi Imai and Yotaro Kobayashi, who will be re-elected as Directors if Item 3 is approved, and incumbent Corporate Auditors, namely, Masamichi Tanabe and Johji Fukada. Such awards will be within an appropriate range in accordance with the Company’s standards. It is proposed that the amount timing, method of payment and other conditions of such awards be determined by the Board of Directors for the above-mentioned Directors, and by consultation among the Corporate Auditors for the above-mentioned Corporate Auditors.

The payment would be made upon retirement of each Director and each Corporate Auditor.

The resumes of the retiring Directors and Corporate Auditors are as follows:

Name	Resume

Haruki Matsuno	June 2000	Representative Director, Senior Executive Vice President of the Company

	June 2004	Chief Executive Counselor, Member of the Board of Directors of the Company

	March 2006	Resigned as Director of the Company

Masao Iseki	June 2001	Full-time Corporate Auditor

	June 2004	Corporate Auditor (present post)

Yoshio Miwa	June 2003	Full-time Corporate Auditor

	June 2005	Corporate Auditor (present post)

The resumes of the Directors who would be re-elected if Item 3 is approved and other incumbent Corporate Auditors are as follows:
Name	Resume

Norio Wada	June 1992	Senior Vice President and General Manager of Tohoku Regional Communications Sector of the Company

	June 1996	Senior Vice President and Senior Executive Manager of Affiliated Business Development Headquarters of the Company

	July 1996	Senior Vice President and Senior Executive Manager of Affiliated Business Headquarters of the Company

	June 1997	Executive Vice President and Senior Executive Manager of Affiliated Business Headquarters of the Company

	June 1998	Executive Vice President and Senior Executive Manager of Affiliated Business Headquarters and Executive Manager of NTT Holding Organizational Office of the Company

	January 1999	Executive Vice President and Senior Executive Manager of NTT-Holding Provisional Headquarters of the Company

	July 1999	Representative Director, Senior Executive Vice President of the Company

	June 2002	Representative Director, President of the Company (present post)

Satoshi Miura	June 2005	Representative Director, Senior Executive Vice President of the Company, Director of Corporate Management Strategy Division and Chief Financial Officer (present post)

Ryuji Yamada	June 2004	Representative Director, Senior Executive Vice President of the Company (present post)

Shin Hashimoto	June 2002	Senior Vice President and Director of Department II of the Company (present post)

Yuji Inoue	June 2002	Senior Vice President and Director of Department III of the Company (present post)

Hiroo Unoura	June 2002 June 2005	Senior Vice President and Director of Department I of the Company Senior Vice President and Director of Department V of the Company (present post)

Ken Yagi	June 2004	Senior Vice President and Director of Department IV of the Company (present post)

Akira Arima	June 2005	Senior Vice President of the Company (present post)

Kiyoshi Kousaka	June 2005	Senior Vice President, Director of Department I of the Company (present post)

Takashi Imai	July 1999	Senior Vice President of the Company (present post)

Yotaro Kobayashi	July 1999	Senior Vice President of the Company (present post)

Masamichi Tanabe	June 2004	Full-time Corporate Auditor of the Company (present post)

Johji Fukada	June 2005	Full-time Corporate Auditor of the Company (present post)

•	Seventh Item Revision of remuneration for Directors and Corporate Auditors

At the 14th Ordinary General Meeting of Shareholders held on June 29, 1999, approval was given for the amount of compensation for the Company’s Directors to be no more than 39 million yen per month, and at the 6th Ordinary General Meeting of Shareholders held on June 27, 1991, approval was given for the amount of compensation for the Company’s Corporate Auditors to be no more than 8 million yen per month. However, in the light of the abolition of the retirement allowance system for retiring Directors and Corporate Auditors, and the fact that following the implementation of the Corporation Law bonuses will be paid as compensation rather than as appropriation of profits, the Company proposes to revise the compensation amounts for Directors and Corporate Auditors to be no more than 750 million yen and 200 million yen per annum, respectively.

There are currently eleven (11) Directors and five (5) Corporate Auditors.

[For reference]

1.	The following are outlines of the financial statements for Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation.

(1) Outline figures for Nippon Telegraph and Telephone East Corporation

CONDENSED BALANCE SHEET

(at March 31, 2006)

(billions of yen)
ASSETS	4,024.5

FIXED ASSETS	3,479.7
Fixed assets - telecommunications business	3,058.1
Property, plant and equipment	2,958.3
Machinery and equipment	556.6
Local line facilities	684.1
Engineering facilities	735.0
Buildings	612.4
Land	205.3
Others	164.8
Intangible fixed assets	99.8
Investments and other assets	421.6
Deferred income taxes	343.1
Others	81.0
Allowance for doubtful accounts	(2.6)
CURRENT ASSETS	544.7
Cash and bank deposits	118.7
Accounts receivable, trade	329.7
Accounts receivable, other	30.1
Other current assets	69.1
Allowance for doubtful accounts	(3.1)

Total assets	4,024.5

LIABILITIES	2,083.5

LONG-TERM LIABILITIES	1,367.4
Long-term borrowings from parent company	777.7
Liability for employees’ severance payments	582.1
Other long-term liabilities	7.5
CURRENT LIABILITIES	716.1
Current portion of long-term borrowings from parent company	141.0
Accounts payable, trade	117.0
Accounts payable, other	330.0
Other current liabilities	127.8

SHAREHOLDERS’ EQUITY	1,941.0

COMMON STOCK	335.0
ADDITIONAL PAID-IN CAPITAL	1,499.7
UNAPPROPRIATED RETAINED EARNINGS FOR THE YEAR	101.2
NET UNREALIZED GAINS (LOSSES) ON SECURITIES	5.0

Total liabilities and shareholders’ equity	4,024.5

CONDENSED STATEMENT OF INCOME

(from April 1, 2005 to March 31, 2006)

(billions of yen)
Telecommunications businesses
Operating revenues	1,967.8
Operating expenses	1,898.1
Operating income from telecommunications businesses	69.6
Supplementary businesses
Operating revenues	157.5
Operating expenses	161.2
Operating income (losses) from supplementary businesses	(3.7)
Operating income	65.9
Non-operating revenues	63.2
Non-operating expenses	45.0
Recurring profit	84.2
Special profits	2.4
Income before income taxes	86.6
Corporation, inhabitant and enterprise taxes	31.4
Deferred tax expenses (benefits)	3.9
Net income	51.2
Unappropriated retained earnings brought forward	50.0
Unappropriated retained earnings for the year	101.2

(2) Outline figures for Nippon Telegraph and Telephone West Corporation

CONDENSED BALANCE SHEET

(at March 31, 2006)

(billions of yen)
ASSETS	3,981.8

FIXED ASSETS	3,463.0
Fixed assets - telecommunications business	3,020.6
Property, plant and equipment	2,920.8
Machinery and equipment	606.4
Local line facilities	829.4
Engineering facilities	631.4
Buildings	520.2
Land	187.3
Others	145.8
Intangible fixed assets	99.7
Investments and other assets	442.4
Deferred income taxes	360.6
Others	83.4
Allowance for doubtful accounts	(1.6)
CURRENT ASSETS	518.7
Cash and bank deposits	90.2
Accounts receivable, trade	333.1
Accounts receivable, other	39.0
Other current assets	58.4
Allowance for doubtful accounts	(2.2)

Total assets	3,981.8

LIABILITIES	2,429.2

LONG-TERM LIABILITIES	1,703.7
Long-term borrowings from parent company	1,058.1
Liability for employees’ severance payments	632.9
Other long-term liabilities	12.6
CURRENT LIABILITIES	725.5
Current portion of long-term borrowings from parent company	193.7
Accounts payable, trade	133.9
Accounts payable, other	248.8
Other current liabilities	148.9

SHAREHOLDERS’ EQUITY	1,552.5

COMMON STOCK	312.0
ADDITIONAL PAID-IN CAPITAL	1,170.0
UNAPPROPRIATED RETAINED EARNINGS FOR THE YEAR	70.1
NET UNREALIZED GAINS (LOSSES) ON SECURITIES	0.3

Total liabilities and shareholders’ equity	3,981.8

CONDENSED STATEMENT OF INCOME

(from April 1, 2005 to March 31, 2006)

(billions of yen)
Telecommunications businesses
Operating revenues	1,860.3
Operating expenses	1,823.1
Operating income from telecommunications businesses	37.2
Supplementary businesses
Operating revenues	169.2
Operating expenses	174.4
Operating income (losses) from supplementary businesses	5.1
Operating income	32.0
Non-operating revenues	66.6
Non-operating expenses	42.1
Recurring profit	56.5
Special profits	18.1
Income before income taxes	74.6
Corporation, inhabitant and enterprise taxes	10.5
Deferred tax expenses (benefits)	31.4
Net income	32.6
Unappropriated retained earnings brought forward	37.4
Unappropriated retained earnings for the year	70.1

(3) Outline figures for NTT Communications Corporation

CONDENSED BALANCE SHEET

(at March 31, 2006)

(billions of yen)
ASSETS	1,474.3

FIXED ASSETS	1,105.2
Fixed assets - telecommunications business	641.5
Property, plant and equipment	487.3
Machinery and equipment	167.1
Engineering facilities	74.4
Buildings	134.4
Tools and fixtures	29.2
Land	39.2
Others	42.8
Intangible fixed assets	154.2
Investments and other assets	463.6
Deferred income taxes	162.8
Others	301.3
Allowance for doubtful accounts	(0.5)
CURRENT ASSETS	369.1
Cash and bank deposits	72.7
Accounts receivable, trade	176.0
Accounts receivable, other	93.3
Other current assets	28.7
Allowance for doubtful accounts	(1.7)

Total assets	1,474.3

LIABILITIES	1,045.1

LONG-TERM LIABILITIES	773.2
Long-term borrowings from parent company	688.1
Other long-term liabilities	85.1
CURRENT LIABILITIES	271.8
Current portion of long-term borrowings from parent company	76.1
Accounts payable, trade	40.8
Accounts payable, other	136.2
Other current liabilities	18.6

SHAREHOLDERS’ EQUITY	429.2

COMMON STOCK	211.6
ADDITIONAL PAID-IN CAPITAL	119.1
UNAPPROPRIATED RETAINED EARNINGS FOR THE YEAR	63.9
NET UNREALIZED GAINS (LOSSES) ON SECURITIES	34.5

Total liabilities and shareholders’ equity	1,474.3

CONDENSED STATEMENT OF INCOME

(from April 1, 2005 to March 31, 2006)

(billions of yen)
Telecommunications businesses
Operating revenues	998.8
Operating expenses	934.8
Operating income from telecommunications businesses	64.0
Supplementary businesses
Operating revenues	129.0
Operating expenses	125.4
Operating income (losses) from supplementary businesses	3.5
Operating income	67.5
Non-operating revenues	30.7
Non-operating expenses	26.4
Recurring profit	71.8
Special profits	69.0
Special losses	46.1
Income before income taxes	94.7
Corporation, inhabitant and enterprise taxes	(81.5)
Deferred tax expenses (benefits)	144.8
Net income	31.4
Unappropriated retained earnings brought forward	32.4
Unappropriated retained earnings for the year	63.9

2. The following is an outline of capital investments made by Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation.

Capital Investments

Company	Amounts
Nippon Telegraph and Telephone East Corporation	422.2 billion yen
Nippon Telegraph and Telephone West Corporation	462.9 billion yen
NTT Communications Corporation	145.6 billion yen

Major Facilities Completed During the Fiscal Year

Company Item		Completed Facility

Nippon Telegraph and Telephone East Corporation	B-FLET’S	1,004 thousand subscribers
	FLET’S ADSL	167 thousand subscribers
	Subscriber optical cable	484 hundred km

Nippon Telegraph and Telephone West Corporation	FLET’S HIKARI (B-FLET’S, FLET’S HIKARI PREMIUM)	750 thousand subscribers
	FLET’S ADSL	307 thousand subscribers
	Subscriber optical cable	239 hundred km

3.	The following is an outline of R&D expenditures for Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation.

Company	Amounts
Nippon Telegraph and Telephone East Corporation	79.1 billion yen
Nippon Telegraph and Telephone West Corporation	63.2 billion yen
NTT Communications Corporation	23.6 billion yen

END

Differences in Corporate Governance from Practices Required of U.S. Domestic Companies by the NYSE

The NYSE has adopted amendments to its corporate governance listing standards for U.S. domestic issuers concerning the role of independent directors, committees under the board of directors, corporate governance guidelines, codes of business conduct and ethics, shareholder approval of equity compensation plans and annual certification by principal executive officers. NTT follows corporate governance practices that are different from those required for U.S. domestic listed companies in the following respects:

•	Boards of directors of U.S. domestic listed companies must have a majority of independent directors, non-management directors of U.S. domestic listed companies must meet at regularly scheduled executive sessions without management and U.S. domestic listed companies must have nominating/corporate governance and compensation committees composed entirely of independent directors. There are no such requirements under Japanese law.

•	U.S. domestic listed companies must have an audit committee with a minimum of three members each of whom must be independent and financially literate in accordance with Rule 10A-3 under the Exchange Act and NYSE rules. NTT maintains a board of audit under home country practice.

•	U.S. domestic listed company audit committees must also (1) discuss earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies and (2) set clear hiring policies for past and present employees of the independent auditors. There is no such requirement for Japanese boards of audit.

•	U.S. domestic listed companies must adopt and disclose corporate governance guidelines discussing specified subjects, such as director qualifications and responsibilities, responsibilities of key board committees, director compensation, and director training and continuing education. Japanese law requires NTT’s board of directors to adopt a corporate framework necessary to secure the proper operation of NTT’s business. The requirements of such framework differ from the corporate governance guidelines applicable to U.S. listed companies. While NTT is not required to adopt the corporate governance guidelines required under U.S. law, some of these matters are stipulated by the Corporation Law or NTT’s internal company rules.

•	U.S. domestic listed companies must adopt a code of business conduct and ethics for directors, officers and employees covering specified subjects and promptly disclose waivers of the code. While there is no such obligation under Japanese law, NTT has adopted a code of ethics covering all its officers and employees applying principles that are generally consistent with those applicable to U.S. domestic companies, and such principles are part of the above-mentioned corporate framework.

•	U.S. domestic listed companies must obtain shareholder approval with respect to any equity compensation plan for any employee, director or service provider for compensation for services. U.S. domestic listed companies must also obtain shareholder approval (subject to certain exceptions) prior to the issuance of common stock or securities convertible into or exercisable for common stock (1) to a director, an officer, a substantial security holder or a party related to any of them if the number of shares of common stock which are to be issued or are issuable upon conversion exceeds 1% of the number of shares of common stock or voting power outstanding before the issuance, (2) in any transaction or series of transactions, if the voting power of the common stock is equal to or exceeds 20% of the voting power outstanding before the issuance or if the number of shares of the common stock is equal to or exceeds 20% of the number of shares outstanding before the issuance, and (3) that will result in a change of control of the issuer. NTT follows Japanese law which requires shareholder approval only for the issuance of stock, bonds with subscription rights or share subscription rights under “specially favorable” conditions.

Note:	This page is added to the English version only in order to comply with the requirements of Section 303A.11 of the New York Stock Exchange Listed Company Manual.

Exercising your voting rights via the Internet, etc.

(It is readable in Japanese only and not available for ADR Holders)

[Voting Procedure via the Internet]

1)	Please log in to the following Internet website: http://www.web54.net

2)	You will be prompted to enter your assigned voting exercise code and a password, which are provided in the enclosed voting exercise form.

3)	Please change the password to a new password and then follow the instructions on the computer screen.

When you exercise your voting rights via the Internet, please be aware of the following:

•	Basic matters

1.	Exercising your voting rights via the Internet is only available by accessing the designated website (http://www.web54.net).

2.	You may place your vote via the Internet at any time up to and including the day before the general meeting of shareholders (i.e., by Tuesday, June 27, 2006).

3.	If you place your vote via the Internet multiple times, only your last vote will be treated as valid.

4.	If you exercise your vote by mail and also place your vote via the Internet, whichever we receive last will be treated as valid. If we receive both on the same day, we will treat only your vote placed via the Internet as valid.

5.	The costs of using the Internet website to execise your voting rights, such as the connection fees of internet service providers and applicable communications fees (i.e., call charges), will be borne by shareholders.

•	Handling your password

1.	When you connect to the designated website for voting the first time, please enter your assigned password and select a new password. Your chosen password is required to verify that the person exercising voting rights is a shareholder. Please store your password safely along with your registered seal. If you enter a wrong password several times, your access on the website will be barred. When it happens, please follow the instructions on the screen.

2.	Your initial password and your chosen password will only be valid for the upcoming general meeting of shareholders (i.e., a new password will be issued for the next general meeting of shareholders).

•	System and Software Requirements

1.	When using a personal computer

1)	Internet Access.

2)	800 x 600 minimum screen resolution (SVGA)

3)	Software applications:

Microsoft® Internet Explorer Version 5.01 Service Pack 2 (or higher) (cookie has been validly set up) and Adobe® Acrobat® Reader™ Ver. 4.0 (or higher) or Adobe® Reader® Ver. 6.0 (or higher) (this is required if you would like to refer to the shareholders, meeting-related documents and matters to be resolved at the meeting).

(Microsoft® and Internet Explorer are the trademarks, registered trademarks or product names of Microsoft Corporation in the United States and other countries, and Adobe®, Acrobat® Reader™ and Adobe® Reader® are those of Adobe Systems Incorporated.)

2

2.	When using a mobile phone or an L-mode compatible communications device

1)	The following services are available. Use the URL (http://www.web54.net) to get direct access.
•i-mode, •EZweb, •Vodafone live!, •L-mode

The above are either trademarks or registered trademarks of the companies in parentheses:
i-mode (NTT DoCoMo, Inc.), EZweb (KDDI Corporation), Vodafone live! (Vodafone Group Plc),
L-mode (Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation).

2)	Device should have SSL communications function enabling encryption

* Please contact the Securities Agent Web Support Hotline regarding compatible devices.

If you have questions about the use of a personal computer, mobile phone or an L-mode-compatible communications device for exercising your vote via the Internet, please contact:

Chuo Mitsui, Securities Agent Web Support Hotline 0120-65-2031 (Toll Free) (Mon. to Fri. 9:00 to 21:00)

From this general meeting of shareholders, our domestic institutional investors may use the electronic voting platform (known as the Tokyo Stock Exchange Platform) in order to exercise their voting rights in connection with general meetings of shareholders.

END

The Location

of the

21st Ordinary General Meeting of Shareholders

International Convention Center PAMIR

New Takanawa Prince Hotel

13-1, Takanawa 3- chome, Minato-ku, Tokyo